Fix
Radius

Board Reconstitution is Necessary to Fix Radius Health, Inc.

Disclosure & Disclaimer

This presentation and any of the information contained herein (this "Presentation") is for discussion and general informational purposes only. This Presentation does not have regard for the specific investment objective, financial situation, suitability or the particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. This Presentation is not an offer to sell or the solicitation of an offer to buy interests in any fund, account or investment vehicle managed by Velan Capital Investment Management LP (together with its affiliates, "Velan") or Repertoire Partners LP (together with its affiliates, "Repertoire" and together with Velan and the other participants in their solicitation, the "Velan-Repertoire Group") and is being provided to you for informational purposes only. The views expressed herein represent the opinions of the Velan-Repertoire Group, and are based on publicly available information with respect to Radius Health, Inc. (the "Company"). Certain financial information and data used herein have been derived or obtained from public filings, including filings made by the Company with the Securities and Exchange Commission (the "SEC"), and other sources.

The Velan-Repertoire Group has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made that data or information, whether derived or obtained from filings made with the SEC or from any third party, are accurate. No contract, agreement, arrangement, commitment, relationship or understanding exists or shall be deemed to exist between or among the Velan-Repertoire Group and any third party or parties by virtue of the furnishing of this Presentation.

Except for the historical information contained herein, the matters addressed in this Presentation are forward-looking statements that involve certain risks and uncertainties. You should be aware that actual results may differ materially from those contained in such forward-looking statements.

The Velan-Repertoire Group shall not be responsible or have any liability for any misinformation contained in any third party SEC filing or third party report relied upon in good faith by the Velan-Repertoire Group that is incorporated into this Presentation. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and pro forma information set forth herein are based on assumptions which the Velan-Repertoire Group believes to be reasonable, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. This Presentation does not recommend the purchase or sale of any security.

The Velan-Repertoire Group reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. The Velan-Repertoire Group disclaims any obligation to update the information or expressed opinions contained herein.

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All Rights Reserved

Table of Contents



Executive Summary

The Velan-Repertoire Group

Velan Capital and Repertoire Partners ("Velan-Repertoire," the "Group," or "we") owns **7.7% of Radius Health, Inc.** ("Radius," "RDUS" or the "Company") **with economic exposure to approximately 10.1% of the outstanding shares**, making us a top five stockholder



As experienced investment firms, we strive to optimize long-term value creation for all stockholders and other key stakeholders of deeply undervalued, and occasionally undermanaged, high-quality companies



- ✓ We've invested and operated successfully through multiple financial and healthcare cycles

- ✓ We've founded, sponsored, operated and monetized multiple pharmaceutical companies / divisions since 2010, delivering billions of dollars in returns for investors

- ✓ We have a concentrated, fundamentals-based, research-intensive, long-term approach

- ✓ We have a track record of protecting stockholders and improving outcomes by working with executives and boards to accelerate growth, increase operational efficiency, enhance capital allocation, upgrade talent, and pursue appropriate strategic initiatives

Velan-Repertoire brings credibility and has demonstrated a pattern of acting in the best interests of all stockholders

Highly-Qualified, Independent Nominees



Ann MacDougall

We believe Ms. MacDougall's knowledge in corporate governance and operational matters will add experience that is critically lacking at the Board level for Radius

- Ms. MacDougall had a long career as a Partner managing legal, operational and strategy matters at PricewaterhouseCoopers LLP, including as U.S. General Counsel and member of the 10-person U.S. Management Committee

- Throughout her career as a public company director, Ms. MacDougall has served on committees and understands the fiduciary responsibility and oversight a well-functioning Board must have

- Ms. MacDougall has a history of success in company activism exemplified by Progenics Pharmaceuticals, where she served as interim chair of the board of directors, until it was acquired by Lantheus Holdings, Inc. in June 2020



Cynthia L. Flowers

We believe Ms. Flowers' experience as an operator and her knowledge of strategic leadership priorities will significantly help with reinvigorating TYMLOS' commercialization strategy

- Ms. Flowers understands women's health initiatives highlighted by her previous experience as head of women's health at Johnson & Johnson

- At Amgen, Ms. Flowers was involved with strategic launch planning initiatives focused on the bone health commercialization plan for denosumab (brand names Prolia and XGEVA) and for bone health in osteoporosis and treatment of metastatic bone fractures in cancer patients

- Ms. Flowers is also a certified registered nurse with expertise in patient compliance and adherence initiatives (*average patient duration of therapy on TYMLOS is currently suboptimal*)



Dr. Eric Ende

We believe Dr. Ende's scientific background and over 20 years of experience in the pharmaceutical and life sciences industries will strengthen Radius' clinical expertise and add prudent financial scrutiny

- Dr. Ende's extensive experience in advising biopharmaceutical companies on investment opportunities will aid in arriving at a strategically and financially responsible conclusion for the future of RAD011

- Dr. Ende understands the rigorous requirements of product development as he serves on the Technology Transfer Committee of Mount Sinai Innovation Partners, which facilitates the real-world application and commercialization of discoveries

- Previously senior biotech analyst at multiple bulge bracket banks, Dr. Ende understands the framework to characterize the appropriate risk/reward of R&D stage programs based on market opportunities

Overview of Radius Health

Radius Health (NASDAQ: RDUS) is a global biopharmaceutical company focused on addressing unmet medical needs in the areas of bone health, neuroscience, and oncology

- In April 2017, the Company's first commercial product, TYMLOS (abaloparatide) injection, was approved by the U.S. Food and Drug Administration ("FDA") for the treatment of postmenopausal women with osteoporosis at high risk for fracture

- In July 2020, Radius entered into an exclusive license agreement with the Menarini Group for the development/commercialization of Elacestrant, an oral selective estrogen receptor degrader (SERD)

- The Company is also developing RAD011, a pharmaceutical-grade synthetic cannabidiol oral solution, manufactured utilizing traditional pharmaceutical manufacturing processes

TYMLOS®
(abaloparatide) injection

 **Near-term potential to scale to $300M in annual revenue**

ELACESTRANT

 **Must prepare today to monetize at the time of potential FDA approval**

RAD011

 **Limited data and lack of strategic fit does not justify the cost of R&D**

Financial Snapshot

Radius has experienced substantial value destruction and TYMLOS' growth has significantly decelerated since CEO Martin took over in April 2020

$ in Millions	2017	2018	2019	2020	2021	2022[1]
TYMLOS	12	99	173	208	219	232
Collaboration/License	10	0	0	30	11	0
Total Revenue	**$22**	**$99**	**$173**	**$239**	**$230**	**$232**
Gross Profit	**$21**	**$91**	**$157**	**$221**	**$211**	
OpEx	68	88	108	153	128	
SBC	15	12	9	7	6	
R&D	**$83**	**$100**	**$117**	**$160**	**$135**	
OpEx	166	167	138	126	114	
SBC	20	17	15	18	17	
SG&A	**$187**	**$184**	**$153**	**$144**	**$131**	
Other	**$0**	**$11**	**$0**	**$0**	**$0**	
Operating Expenses	**$270**	**$295**	**$269**	**$304**	**$265**	
EBIT	**($249)**	**($204)**	**($112)**	**($82)**	**($54)**	
Market Cap [2]	*$1,418*	*$751*	*$931*	*$836*	*$328*	*$398*
Enterprise Value [2]	*$1,330*	*$695*	*$973*	*$965*	*$556*	*$626*
EV/Sales [3]	*60.2x*	*7.0x*	*5.6x*	*4.1x*	*2.4x*	*2.7x*

Source: Company filings and Bloomberg
(1)   On February 24, 2022, mgmt. guided to TYMLOS revenue of $232M for fiscal 2022
(2)   Fiscal year-end 12/31 for 2017-2021 and for 2022, market cap/EV calculated as of March 7, 2022 (representing the unaffected price on the day we filed our initial Schedule 13D)
(3)   Sales figure for fiscal year

Stock Price: The Simplest Scorecard

- Radius has underperformed **across nearly every relevant measurable period since becoming public June 6, 2014**

- This underperformance is applicable both on an absolute basis and when compared to relevant indices and the broader market



STOCK PERFORMANCE SINCE BECOMING PUBLIC

Catherine Friedman and Jean-Pierre Garnier

Andrew C. von Eschenbach

Directors up for re-election: Catherine Friedman, Jean-Pierre Garnier, and Andrew C. von Eschenbach joined the Radius Board in 2015, 2015, and 2021, respectively

Total Return Performance	1 yr	3 yr	5 yr	Since IPO	Since Mr. Martin Joined
Radius	**-59%**	**-54%**	**-81%**	**5%**	**-49%**
NBI (NASDAQ Biotechnology)	-16%	15%	27%	55%	-1%
CCMP (NASDAQ Composite)	2%	78%	131%	223%	51%
RTY (Russell 2000)	-11%	33%	52%	85%	53%
RAY (Russell 3000)	8%	58%	90%	141%	51%
RDUS Relative Return vs.:					
NBI (NASDAQ Biotechnology)	-43%	-69%	-108%	-51%	-48%
CCMP (NASDAQ Composite)	-61%	-132%	-212%	-219%	-100%
RTY (Russell 2000)	-48%	-87%	-133%	-81%	-102%
RAY (Russell 3000)	-67%	-112%	-171%	-136%	-100%

Source: Bloomberg, calculated as of March 7, 2022 (representing the unaffected price on the day we filed our initial Schedule 13D)

Performance vs. Peer Group

- **We analyzed the performance returns of Radius' 2020 publicly traded peer group[1], which consists of 18 companies**

- **Since Mr. Martin assumed the role of CEO, the peer group's average total return has significantly outperformed his track record**

- **Five of the 18 companies were acquired post Mr. Martin becoming CEO, which could be viewed as potentially inflating the total return profile**

— After removing these acquisitions from the peer group, the remaining peer group's average total return still significantly outperformed Mr. Martin's track record

STOCK PRICE (as of 03/07/2022)	$8.39
RDUS TSR over CEO tenure	**-49.03%**
2020 Average TSR of Peer Group[2]	**22.21%**
Acquisitions Removed from 2020 Peer Group[3]	**7.31%**

Source: Bloomberg, calculated as of March 7, 2022 (representing the unaffected price on the day we filed our initial Schedule 13D)

(1) 2020 peer group highlighted in Radius' DEF 14A filing for 2021
(2) Five companies acquired so end date for TSR calculation was completion of acquisition
(3) Represents 13 companies average TSR over same time frame since Mr. Martin become CEO

Strategic Blunders by Radius Board

 **SUBPAR COMMERCIAL EXECUTION**
(despite only a single commercial product)

 **DISPROPORTIONATELY HIGH ACCUMULATED LOSSES**
(bad operations management <u>and</u> bad capital allocation)

 **DISMAL STOCK PERFORMANCE**
(both absolute and relative)

 **FINANCIAL DECISIONS THAT DEFY BASIC PRINCIPLES OF RISK MANAGEMENT**
(e.g., credit refinance worsened collateral, rate, and maturity)

 **PURSUIT OF RISKY, LOW-QUALITY NEUROLOGY PROJECTS**
(synergy-poor RAD011 also detracts from core endocrinology business)

 **ALARMING MISALIGNMENT AND STOCKHOLDER-UNFRIENDLY POLICIES**
(conflicts, lack of substantive independence or skin-in-the-game, entrenchment tactics)

Targeted Directors Failed Stockholders

  

	Andrew C. von Eschenbach, M.D.	Catherine J. Friedman	Jean-Pierre Garnier, Ph.D
Date Joined as Director (Tenure)	January 2021 (1.5 Years)	August 2015 (~7 Years)	December 2015 (6.5 Years)
TSR During Tenure	-54%	-88%	-85%
% Share Ownership (Excluding Options)	<0.1%	<0.1%	<0.1%
Accumulated Deficit During Tenure	-$40M	-$974M	-$940M
Lack of Oversight & Accountability	Previously a director at Elan, Wren and Viamet during Mr. Martin's tenure at each company – <u>not truly "independent"</u>	Represented two of the three members of the Company's Strategy Committee which met nine times over the three years, before it was dissolved in October 2020, mere months before the pivot to RAD011. By comparison, the Compensation Committee (of which Ms. Friedman and Dr. Garnier are members) met 20 times over the same time period	
Entrenchment Tactics	Expanded the Board by two directors in response to our nominations and disenfranchised stockholders by putting these directors in classes not up for election		
Last Vote Result by Radius Stockholders	N/A	17% Withheld in 2019	17% Withheld in 2019
2021 Board Attendance	Missed 33% of Board meetings and 50% of the Nominating & Corporate Governance Committee meetings	Attended at least 75% of Board and applicable committee meetings	Missed 33% of Board meetings and 50% of the Nominating & Corporate Governance Committee meetings

Source: Company filings and Bloomberg (TSR calculated as of March 7, 2022, representing the unaffected price on the day we filed our initial Schedule 13D)

Why we Believe Change is Needed at Radius

1) Flawed commercialization strategy

- Radius is siphoning cash flow produced from TYMLOS and redirecting it towards RAD011 high-risk programs that we believe lack strategic fit and financial merit

- In our view, TYMLOS remains an underutilized asset despite its **potential to be a significant cash flow producer for Radius and its stockholders**

- TYMLOS' commercialization has been abysmal at least partly due to CEO Martin **only dedicating 50% of his time to the Company's lead asset**

2) Financial mismanagement

- In March 2021, Radius announced a $175M financing to repurchase $112.2M of principal amount of convertible notes due September 2024

- The convertible note initial conversion rate of $48.81 per share of common stock at the time the stock was trading at ~$22 per share, **significantly below the conversion rate**

- As of December 31, 2021, the total accumulated deficit was $1.4 billion, **which means that Radius has added roughly $1.1 billion in additional deficit over its seven-year tenure as a public company**

3) Significant governance failures

- In 2017, the Board created a Strategy Committee to explore potential strategic transactions and business development opportunities, but the Committee was dissolved in October 2020 before the pivot to RAD011

- The Board has permitted Radius to move away from the strength of TYMLOS and into **new areas that instead cater to CEO Martin's background in neurodegenerative diseases**

- Expanding the Board from eight to ten members when three directors are up for re-election this year demonstrates **entrenching behavior and a disregard for stockholders** seeking effective change at the Company

Source: Company filings

Our Nominees Bring Diverse Skill Sets

✓ **Our Nominees would bring much-needed skills to the Radius Board from operational experience to governance expertise and are fully independent of Velan-Repertoire and Radius**

✓ **Our Nominees' backgrounds are highly complementary with each adding unique insight within the boardroom**

  

Stockholder Return in Last Activist Board Role	4x+	4x+	4x+
Commercialization Expertise		☑	
Medical / Clinical Background		☑	☑
Financial Expertise			☑
Governance & Compensation Expertise	☑	☑	☑
Activism Experience	☑	☑	☑
Pharma Public Company Board Experience	☑	☑	☑

Our Nominees' Experience with Activism

Our Nominees are familiar with activism and changes in the boardroom, and their ability to lead during these times has generated significant returns for stockholders





- Board change began in early 2019 – new Chairman of the Board (from existing board membership) and the introduction of three new independent directors

- Ms. Flowers was the first of three new independent directors and joined in early 2019

- As a result of a refreshed Board, Kadmon removed the structural barriers that were trapping stockholder value

- **Kadmon sold to Sanofi in 2021, generating a** *4x+ return for stockholders* **since Ms. Flowers joined the Kadmon Board**

- Dr. Ende and Ms. MacDougall joined the Progenics Board in November 2019 as part of Velan's prior campaign

- New Progenics Board renegotiated a pending merger agreement with Lantheus, resulting in a 24% higher exchange ratio, improved governance, and a CVR based on Pylarify's commercial performance

- **Lantheus share price as of May 2022 has resulted in** *4x+ return for Progenics stockholders* **since the Progenics Board was reconstituted; additional value is available per the CVR valued at ~$100M today**

Our Engagement with Radius

➔ **Since 2020, we have engaged extensively with the Company (*more than 10 telephonic meetings*)**

— Consistent with our approach as long-term investors in the healthcare sector, we trust boards and management teams until they have given us a compelling reason not to

➔ **Unfortunately, we believe the time for placing faith in the Radius Board has passed**

— Before we submitted our nominations, the Velan-Repertoire Group communicated its desire to maintain a private and constructive dialogue with the Company

➔ **On May 20, 2022, Radius announced unilateral addition of two Board members and a proposal to remove the supermajority voting requirement**

— This action implicitly confirms that there was a need for change which the Board neglected until we spoke up

➔ **We are highly concerned by the significant destruction of value that has occurred under the watch of the current Radius Board**

➔ **As experienced healthcare investors, we can recognize when a lack of Board oversight and alignment with stockholders has resulted in glaring mismanagement**

— We believe this is what has taken place at Radius, a company that we believe has tremendous upside potential

It is Clear to us that Board Reconstitution is Necessary to Fix Radius

Stockholder Support for Board Change

- **On June 16th, Rubric Capital Management LP (Radius' second largest stockholder) publicly endorsed our Nominees while outlining value enhancing initiatives and expressing significant concerns regarding the Company and its corporate governance**
  - Our strategic plan is similar to Rubric's suggestions for increasing stockholder value and we both believe the Company can generate $100+ million in EBITDA from TYMLOS
  - We were disturbed to learn of the Board's engagement tactics with Rubric, which demonstrates that the Board has a habit of engaging with stockholders in bad faith (as we experienced first-hand)

"…after Mr. Martin's appointment as CEO and director of Radius, the three directors subsequently appointed all have clear connections to Mr. Martin through his prior employment at either Malin plc or Novan Inc. This left the Board—until the most recent (and obviously defensive) two board appointments following the Velan-Repertoire 13D—with five members of an eight-member board all sharing prior relationships and loyalties, **raising serious questions around independence**. During Mr. Martin's tenure at Novan and Malin, the shares in those companies declined 63% and 1%, respectively, on an annualized basis. **We are not sure how the Radius Board benefits by adding a squad of Mr. Martin's allies pulled from those companies**."


RUBRIC CAPITAL

June 16, 2022

The Board of Directors
Radius Health, Inc.
22 Boston Wharf Road
7th Floor
Boston, Massachusetts 02210
Attention: Owen Hughes, Chairman

Dear Members of the Board of Directors (the "Board"):

We believe that unlocking the value potential at Radius will result from:

1. Maximizing the value of Tymlos
2. Maximizing the value of the elacestrant royalty
3. Generating cash flows to maximize the value of the Company's tax attributes
4. Putting in place and empowering the best possible team

"…we now know that the same day Velan-Repertoire had a call with the Company notifying them of their intention to file a 13D, we had a call with the Company in which Radius suggested it might make sense to have Rubric sign a nondisclosure agreement ("NDA") to discuss its strategy in more detail…We view this NDA standstill clause—delivered to us before we had heard of Velan-Repertoire or their 13D had been filed with the SEC—to be a **pre-emptive attempt on the part of Radius to muzzle its second largest shareholder in the event of a proxy contest**."

We are clearly not alone in believing Radius' unacceptable treatment of stockholders and blatant disregard for acceptable corporate governance practices warrants real and meaningful change in the boardroom

Source: Rubric's public letter dated June 16, 2022 (https://www.businesswire.com/news/home/20220616005207/en/)

Culture of Entrenchment

- **The Board lacks alignment with stockholders which we believe is exemplified by the lack of direct stock ownership**

  — ~0.20%[1] SHARE OWNERSHIP FOR TOTAL BOARD

- **Despite this lack of alignment with stockholders, the incumbents have insulated themselves**

  — Radius maintains a classified Board structure that undermines accountability and helps entrench directors

  — Stockholders are prohibited from calling special meetings or acting by written consent

- **While the Company may attempt to tout as good governance its recently announced changes, including to seek stockholder approval to eliminate the supermajority vote requirement to amend the Charter and Bylaws, it is clear to us that the Company's announced changes were both defensive and reactionary**

  — These changes were announced more than two months after we publicly nominated the Nominees for election

- **The Board's recent actions confirm there was a need for change...real and meaningful change is still needed**

  — The Board disenfranchised stockholders by placing two new directors in classes not up for election

  — Proposal to eliminate supermajority vote requirement is window dressing because the anti-stockholder provisions (classified Board, inability to call special meetings or act by written consent, etc.) appear in the Charter so any amendment would also require Board approval

- **The Company continues to express that it is refreshing the leadership team with independent directors, but following the web of inter-party involvement demonstrates that the Board may not be as independent as the Company claims**

(1)   Excludes options and performance units; ownership shares divided by total shares outstanding as of 06/03/2022 (47,600,500)

Lack of Oversight of CEO Martin



APRIL 28, 2020

CEO Martin joined Radius; receives $12M compensation package

AUGUST 8, 2020

Sean Murphy joined Board; Mr. Murphy has strong historical ties to CEO Martin

OCTOBER 2020

Strategy Committee, of which Ms. Friedman and Dr. Garnier represent two of the three members, is dissolved

JANUARY 4, 2021

Machelle Sanders and Dr. Andrew C. von Eschenbach joined Board; both directors have strong historical ties to CEO Martin

JANUARY 6, 2021

With 4 of 7 non-employee directors now aligned with CEO Martin (due to prior relationships) and the Strategy Committee dissolved, Radius pivots and acquires RAD011

MARCH 3, 2021

Refinances 3% convertible notes with $150M L+575bps (2% LIBOR floor) term loan and $25M revolver, increasing the Company's cost of capital

DECEMBER 8, 2021

Announced transdermal patch phase 3 results did not meet primary endpoint

FEBRUARY 21, 2022

Restructured CEO Martin's compensation with PSUs striking as low as $10 per share

April 2020   2021   2022

RDUS Share Price During CEO Martin's Tenure

We believe the Board's lack of oversight has permitted CEO Martin to pack the boardroom with his prior relationships and shift the Company's strategy, all at the expense of stockholders

Current Situation for TYMLOS

1   TYMLOS' growth profile is rapidly decelerating

2   We are confident having spoken with numerous medical experts that TYMLOS is a differentiated asset, yet it is losing market share

3   Radius has significantly cut its commercial headcount (lack of support/resources) since launching TYMLOS

4   The patient journey is very administrative, and Radius' efforts have been suboptimal as it relates to the conversion rate of getting patients on TYMLOS and prolonging the duration of therapy

5   TYMLOS can produce significant cash flow with the right portfolio prioritization

> **With the right strategic initiatives and resources in place to reinvigorate TYMLOS' revenue, we are confident our Nominees can help Radius reach $100M of annual adjusted EBITDA**

Source: Company filings, corporate presentations, and conference calls

The Illusion of Productivity

We believe the Company is reducing headcount to provide the <u>illusion of increased productivity</u>; we find this disingenuous since this metric should show an increasing ramp when a commercial product is in growth mode to drive sales for a company <u>vs. what Radius is doing by simply reducing the denominator and maintaining its revenue base</u>

MANAGEMENT'S PERSPECTIVE ON COMMERCIAL PROGRESS

- **Radius continues to boast the improvement in "Sales per Commercial Employee"**

  — Up 47%: **$1.6M** in FY 2021 vs. **$1.1M** in FY 2020

  — Mgmt. highlighted that the goal for 2022 is to improve this metric to ~**$1.9M**

- **Based on TYMLOS net revenue guidance of $232M[1], this implies that the commercial team will have roughly 122[2] employees by the end of FY 2022**

	FY 2018	FY 2019	FY 2020	FY 2021
R&D	97	98	89	88
Commercial	242	212	192	137
Corporate	70	70	61	62
Total	**409**	**380**	**342**	**287**
Tymlos Sales (millions)	$99	$173	$208	$219
Sales per Commercial Employee	$409k	$815k	$1.1m	$1.6m
Sales per Overall Employees	$242k	$455k	$609k	$764k

OUR PERSPECTIVE ON COMMERCIAL PROGRESS

- **We are appalled that Mgmt. is boasting an improving productivity metric for 2022 when sales growth is in steady state**

- **The table below shows our estimates[3] for 2022 headcount factoring in the 20% non-sales reduction (announced in January 2022) and our calculation for 2022 commercial employees as described above**

- **We believe TYMLOS' growth can be maximized vs. the Board's attempt with a diminishing commercial team**

  — The Company is stripping TYMLOS to its bare minimum to save resources for RAD011

Source: Company filings, 4Q21 corporate presentation, and conference call
(1)   Mgmt. provided TYMLOS net revenue guidance for 2022 of $232M
(2) $232M divided by $1.9M equals roughly 122 employees
(3)   Our estimates: 2021 R&D and Corporate headcount cut by 20% for 2022E

Headcount	2018	2019	2020	2021	2022E
R&D	97	98	89	88	70
Commercial	242	212	192	137	122
Corporate	70	70	61	62	50
Total	**409**	**380**	**342**	**287**	**242**

TYMLOS Growth Strategy Under the Board

- **Radius claims "The Velan and Repertoire 'Path Forward' is, in fact, all things that Radius has already initiated under the current leadership team", but let's look at their execution of this strategy**
  - TYMLOS' commercialization has been abysmal since CEO Martin took over in April 2020
  - We believe the current approach by the Board to provide minimal oversight as TYMLOS' value is squandered and management allocates their time elsewhere is not sustainable



YEAR-OVER-YEAR TYMLOS REVENUE GROWTH

WE BELIEVE TYMLOS' GROWTH DECLINED DUE TO CEO MARTIN ONLY DEDICATING 50% OF HIS TIME TO THE COMPANY'S LEAD ASSET AND A COMPLACENT BOARD THAT PERMITTED REVENUE TO DECLINE AND LEAVE A SALES ORGANIZATION STARVED FOR ATTENTION AND FUNDING

Source: Company filings

Changing Business Strategy with RAD011

- **Once grounded in its endocrinology expertise (TYMLOS), Radius' focus shifted to neurology with RAD011**
  - — The Board has permitted Radius to move away from the strength of TYMLOS and into new areas that instead _cater to CEO Martin's background_ in neurodegenerative diseases

- **Completing the acquisition of RAD011 helped to satisfy the 2020 corporate goal of "execute in-licensing, partnership, or acquisition to expand endocrinology pipeline"; we find RAD011 significantly misrepresented under "endocrinology"**

  We wonder if this may have been avoided had the Strategy Committee not been dissolved before acquiring RAD011; the Board must be held accountable for its lack of oversight and missteps

SIGNIFICANT LACK OF CONFIDENCE IN RAD011

- **Our diligence and conversations with medical experts raised significant concerns as it relates to RAD011 from a safety perspective, regulatory and development pathway, intellectual property, and cost/timing standpoint**

- **Radius hosted an R&D day in April 2022 to discuss Prader-Willi syndrome and Angelman syndrome**

- **We left the two-hour presentation significantly underwhelmed and with more questions than answers and incrementally concerned as it relates to the risk/reward profile**
  - — In our view the data produced to date does not justify committing time, resources and tens of millions of dollars for these indications and further hindering Radius' ability to be a significant cash flow producing company

Source: Radius' DEF 14A filing for 2021, Company filings, and corporate presentations

Capital Invested vs. Current EV

1 **Capital invested under Radius' leadership has resulted in meaningful value destruction over the long term**

2 **The Company has spent over $1 billion in R&D and produced only one approved product**

3 **We have zero confidence in the Board's ability to strategically deploy capital towards <u>RAD011</u>**



Source: Company filings and Bloomberg – current EV calculated as of March 7, 2022 (representing the unaffected price on the day we filed our initial Schedule 13D)
1) 1Q 2022 balance sheet
2) Pro forma debt from financing transaction in March 2021
3) 2010 through 1Q 2022

Financial Mismanagement

- In March 2021, Radius announced a $175M financing to repurchase $112.2M of principal amount of convertible notes due September 2024

- The convertible note initial conversion rate was $48.81 per share of common stock
  — At the time of the deal, the stock was trading at ~$22 per share, **significantly below the conversion rate**

POOR DECISION MAKING

1. Radius took on guaranteed and secured debt vs. refinanced convertible notes that were unsecured obligations

2. The term loan matures (June 2024) **before the convertible note (September 2024)**

3. The term loan has a **higher interest rate** with LIBOR plus 5.75% (subject to a 2.00% LIBOR floor) vs. the convertible notes with an interest rate of 3.00% per annum

4. The share price at the time of transaction was **significantly below** the conversion rate for the convertible note and the dilution elimination was de minimis (*less than 5% dilution[1]*)

5. The financing was underwritten with certain expectations for revenue and cash flow, neither of which have come to fruition – **missed original revenue and EBITDA guidance for fiscal 2021**

This strategic blunder that favors bondholders over stockholders has now become a near-term challenge the Company must address

Source: Company filings and corporate presentations
(1) Based on the 1Q 2021 filing of common shares outstanding

Accumulated Deficit and NOLs

IT IS APPARENT RADIUS IS NOT PRIORITIZING THE RIGHT STRATEGIES

- During the 4Q 2021 earnings announcement, Mr. Martin stated that the Company wanted to "crystalize the value of the previously generated $1.7 billion in NOLs for the company through the P+L, asset sale(s), or both"

- Radius is not prioritizing the right strategies or assets (RAD011) today and continues to extend the accumulated deficit for an asset that we view as having a low probability-weighted expected return

Why do we believe this?

- **One of the financial objectives highlighted by management was to achieve break-even profitability for fiscal 2022**

- **We find it appalling that the Company is anticipating becoming barely profitable this year and continue to believe that appropriate oversight in the boardroom is needed**
  - Radius went public in 2014 and on December 31, 2014, the accumulated deficit was ~$344M
  - As of December 31, 2021, the total accumulated deficit was $1.4 billion, which means that Radius has added roughly $1.1 billion in additional deficit over its seven-year tenure as a public company

We believe the simplest and most certain way to crystallize an NOL strategy, especially when Radius has such a large NOL balance, is to produce significant cash flow in order to realize the maximum benefits

Source: Company filings and conference calls

Thoughts from Investors and Analysts

The XBI (SPDR S&P Biotech ETF) will be rebalanced in June based on the closing of values on May 31, 2022 – Radius is at risk of being excluded from the index given the decline of its market cap (an exclusion criteria when the float-adjusted market cap falls below $300M)

STOCKHOLDERS REDUCING OR EXITING POSITIONS

Well respected firms have exited or significantly reduced their position size in the Company













ARTISAN PARTNERS
CAMBER CAPITAL
Fidelity INVESTMENTS
ROCK SPRINGS CAPITAL
T.RowePrice
WELLINGTON MANAGEMENT

ANALYST RECOMMENDATIONS

Firm	Analyst	Recommendation	Price Target
SVB Securities[1]	David Risinger	Market Perform	$7.0
JP Morgan	Jessica Fye	Neutral	$14.0
Morgan Stanley	Vikram Purohit	Underweight	$7.0
Stifel	Annabel Samimy	Hold	$10.0
Jefferies	Eun K Yang	Hold	$8.0
Goldman Sachs	Corinne Jenkins	Neutral	$8.0
Bank of America	Greg Harrison	Neutral	$8.0
HC Wainright & Co	Douglas D Tsao	Neutral	$10.0
		Average	**$9.0**

Research recommendations reflect the current trajectory that Radius is on

Source: Bloomberg
(1) Recently initiated coverage on 05/22/2022

Minimal Value Attributed to RAD011

- **We believe our viewpoint is backed up with the de minimis to <u>negative value</u> ascribed to RAD011 by sell side research analysts**

- **In our view the limited data and lack of strategic fit does not justify the R&D expense or clinical risk**

Bank of America research note published on 06/08/2022	SVB recently initiated coverage on 05/22/2022 at a $7 price target
*"We rate Radius a Neutral, anticipating slower additional uptake for the Tymlos franchise. The crowded SERD development landscape could pressure elacestrant share while development of RAD011 is **unlikely to get significant credit from investors** prior to derisking data."*	*"We model $14/share of value for Tymlos with peak sales of $269mm in 2027E. We model elacestrant royalties value of $5/sh value based on $248mm in 80% POS adjusted royalties from 2023-2031. **We do not include RAD011** and the Tymlos patch in our valuation. Including a negative impact of ~$12/sh from net cash and unallocated operating expenses we reach a price target of $7/share."*

JPM updated model on 05/18/2022 to reflect credit for RAD011	Jefferies research note published on 05/05/2022 after 1Q22 Earnings Call
*"However, with the addition of risk-adjusted credit for RAD011 in AS (30% PoS) and PWS (20% PoS), our price target **moves up by $1** from $13 to $14."*	*"Our $8 price target is based on ~$10/sh for Tymlos revenues, offset by RAD011 [**~($2)/sh** on 50% probability-adjusted]."*

Value Destroyed Under Incumbent Board

- **Ms. Friedman and Dr. Garnier have been on the Board since 2015**

- **Both have been members of the Board for over 6 years**

- **Given our experience as investors and specialty pharmaceutical operators having built, financially sponsored, and successfully monetized multiple companies, we know the difference between value creation and value destruction**

- **Radius reached its peak market capitalization value of ~$3 billion in 2015, a stark difference to what the reality is today**

Under the oversight of Ms. Friedman and Dr. Garnier, since the height of the Company's valuation, they have driven Radius to its lowest public valuation

2015 PEAK MARKET CAPITALIZATION vs. CURRENT DAY[1]



$ in Millions

STOCK PERFORMANCE SINCE BECOMING PUBLIC[2]



Max stock price – $80.6

Stock price on 03/07/2022 – $8.4

Source: Bloomberg
(1) As of March 2022, Radius market capitalization was below $450 million
(2) Calculated as of March 7, 2022 (representing the unaffected price on the day we filed our initial Schedule 13D)

The Board is Highly Inter-Connected

FIVE OF EIGHT[1] TOTAL BOARD MEMBERS HIGHLY INTER-CONNECTED FROM PAST EXPERIENCES



(1) Company added two new Board members on 05/18/2022 as announced on 05/20/2022 (total Board consists of 10 members now)
(2) After Mr. Martin joined Radius, the Board added Sean Murphy, Machelle Sanders and Dr. von Eschenbach

Problematic Board Needing Refreshment

- **It is apparent the Board is in need of fresh perspectives and stockholder alignment**
  - Directors up for re-election: *Catherine Friedman, Jean-Pierre Garnier*, and *Andrew C. von Eschenbach*
    - Low stock ownership levels and a history of seeming complacency or dropping the ball
  - Ms. Friedman and Dr. Garnier have been members of the Board for **over 6 years** with underwhelming business developments and abysmal stock price performance to show for it
  - Meanwhile, the more recently appointed Dr. von Eschenbach has been intertwined in non-RDUS ventures with fellow directors Sean Murphy, Owen Hughes (Chairman), and Kelly Martin (CEO)

- **It is clear to us that Radius needs renewed thinking at the top level of the organization in order to drive share price performance and reposition the Company for success**

2019 VS. 2016 VOTING RESULTS FOR TARGETED MEMBERS

2019 VOTE	FOR	AGAINST	ABSTENTIONS	% AGAINST	% AGAINST + ABSTAIN
Catherine Friedman	30,617,987	6,302,453	29,537	17.1%	17.1%
Jean-Pierre Garnier	30,591,856	6,328,961	29,160	17.1%	17.2%

2016 VOTE	FOR	WITHHELD[1]			% AGAINST + ABSTAIN
Catherine Friedman	30,260,275	1,283,381			4.1%
Jean-Pierre Garnier	31,507,163	36,493			0.1%

Stockholder frustration expressed through significant increase in AGAINST votes for targeted board members from 2016 vs. 2019 results

Source: Company filings
(1)   Assume votes withheld are either against or abstentions

How Our Strategy Differs From Radius

Radius has stated that our path forward is in fact all things that the Company has already initiated under the current leadership team, but this is not the case...

- **Radius continues to boast that net revenue per commercial employee is increasing, but Radius is achieving this by cutting commercial headcount**
  - Feedback from physicians highlights that a starved commercial organization is hurting Radius

- **Cash flow produced from TYMLOS is being siphoned and redirected towards RAD011 (*non synergistic asset*)**

- **The Company anticipates targeting break-even profitability for fiscal 2022**

- **Radius missed its original guidance for revenue and EBITDA for fiscal 2021**
  - Now revenue growth for fiscal 2022 is reaching steady state highlighted by the guidance for this year

OUR STRATEGY

- **Our strategy is to conserve capital by discontinuing internal development/spend for RAD011 so that capital can be reinvested to reinvigorate TYMLOS' growth**
  - Our objective is to scale TYMLOS near-term to $300M in annual revenue and for Radius to achieve $100M of annual adj. EBITDA
  - This puts Radius in a position to be highly profitable and to utilize its NOLs to achieve the maximum benefits

- **Given the financial mismanagement of the Company's debt, which has now become a near-term challenge that Radius must address, our strategy aims to clean up the mess made under the incumbent Board in order to service the debt**

- **By pursuing a step-by-step transformation, we see a path where Radius can pursue assets that are truly synergistic to TYMLOS and that have a higher ROIC**

Our Strategic Initiatives

WE BELIEVE CHANGE IS NEEDED TO MAXIMIZE STOCKHOLDER VALUE	
Areas of Focus	**Our Perspective**
1 **Reinvigorate TYMLOS Commercialization Strategy**	▪ Focus on commercialization efforts to increase patient conversion rates and prolong duration of therapy ▪ Strengthen and improve marketing efforts to highlight the differentiating safety and efficacy of TYMLOS in order to drive new patient enrollments ▪ Our Nominees will look for strategic ways to ramp commercial revenue and drive growth outlook to unlock the full potential of this asset
2 **Define Path to Monetizing Elacestrant**	▪ Establish and communicate a clear strategy to monetize the Elacestrant license/royalty cash flow and harvest significant value ▪ Commit to selling this asset and providing timelines/events that must occur so investors can appropriately model this monetization ▪ An effective plan to monetize this asset will help the Company pivot its capital structure in a new direction going forward
3 **Discontinue Internal Development/Spend for RAD011 and Plot a New Strategic Course**	▪ We believe our Nominees possess the product development experience and decision-making foresight to arrive at a clear risk/reward perspective based on the market opportunities ▪ Radius can unlock significant stockholder value by focusing on true synergistic areas to TYMLOS and avoiding further cash burn on programs with low probability-weighted expected returns
4 **Optimize Financial Management and Improve Operational Efficiency**	▪ Conduct a thorough review of all overhead and administrative spending as well as non-core projects with the goal of reducing spend to conserve capital for product commercialization ▪ In addition, our Nominees intend to help craft a strategy to establish a clear plan to properly manage the Company's debt obligations to optimize the capital structure

Reinvigorating TYMLOS

CURRENT SITUATION FOR TYMLOS

- **Patient conversion rates** – the conversion rate today is suboptimal, a 1% improvement in this metric would drive an additional **$4.5M** in revenue (potential revenue upside of an **additional $90M**)

- **Duration of therapy** – the average number of pens is currently 8.5-9 per patient and improving this metric by one pen would result in additional revenue upside of **$20M**

OUR SOLUTION

1) *Rather than strip the commercial organization, reinvestment is necessary to bolster support staff headcount*

   — This will enable Radius to improve its service offering with more touch points so patients are not lost in the conversion process once enrolled to be a new patient

   — This will enable greater engagement between the physician and the specialty pharmacy (*feedback from physicians mentions the ability to streamline administrative burdens, highlighting a need to facilitate greater enhancements*)

2) *Establish a new patient hub with two departments*

   — Separate the role of the Clinical Educator to primarily focus on educating patients on how to take the injection; there is a clear disconnect with the current system

   — The second department would have dedicated staff focused on managing and working with patients to ensure consistency in refills, side effect management, and to maximize treatment duration

Key takeaway: we believe there is near-term potential to scale to $300M in annual revenue

Note: Reference slide 70 for detailed overview on commercial analysis and improvements
Source: Wells Fargo Fireside Chat on 03/11/2022 (FactSet transcript) and Company filings
(1)   Potential for a ~20% improvement, $4.5M multiplied by 20 equals a $90M incremental revenue opportunity

Path to Monetizing Elacestrant

- **Management has stated the intent of directing future cash flows to Radius creditors and stockholders**

- **However, we believe the Company must <u>now be more transparent</u> on outlining and defining potential scenarios to monetizing this asset**
  - CEO Martin has stated[1] that "We've been approached by several folks about the asset today…but it would be premature for us to monetize the asset."

- **Management has stated Elacestrant is on time and scheduled to file in 2Q22**

OUR STRATEGY

- **Our strategy contains a heightened sense of urgency to clean up the capital structure given the financial mismanagement since the term loan has future minimum payments coming due in 2023**
  - It remains unclear if the incumbent Board will monetize the asset or retain the royalty interest

- **We believe that Radius must prepare today to monetize Elacestrant at the time of potential FDA approval**
  - Waiting for the right time to initiate this preparation, adds unnecessary risk on the royalty transaction

- **Royalty financing has generated incredible interest over the last couple of years**
  - Radius can seize on this market momentum and minimize its commercial risk

- **<u>From 2012-2021[2], $33 billion in biopharma royalty financings were completed; 43% before commercialization</u>**

We believe monetization, <u>which requires preparation today</u>, is the best solution as it could improve the capital structure and REDUCE interest expense

Source: Corporate presentation and SEC filings
(1)   Wells Fargo Fireside Chat on 03/11/2022 (FactSet transcript)
(2)   https://www.sec.gov/Archives/edgar/data/0001802768/000180276822000011/rprx-20211231.htm

Pivot Away from RAD011

- **We do not want the Company to focus all its efforts on a single commercial product (TYMLOS) and we fully believe in proper diversification, but from a R&D standpoint, RAD011 does not appear to be the solution for Radius or its stockholders**

- **RAD011 is a pivot away from endocrinology (TYMLOS) and the data produced to date does not justify committing tens of millions of dollars, further hindering Radius' ability to produce significant cash flow**

  — We see the development pathway as a long, arduous journey that will come at the expense of stockholders (*more R&D capital deployed with very little to show for it*)

- **Discontinuing internal development/spend for RAD011 would conserve capital for TYMLOS' commercial efforts and can put the Company on a path to reach $100M of annual adjusted EBITDA**

  — This significant cash flow will enable Radius to service its debt obligations and then pursue assets that have a higher ROIC and are truly synergistic to TYMLOS

Prader-Willi Syndrome	Angelman Syndrome	Infantile Spasms
■ **Given the limited number of patients in the previous study, placebo response, and differences in duration of therapy, we find this data inconclusive** ■ **Initial timeline for top-line data is already significantly delayed and there is potential for this to slip even further**	■ **RAD011 has never been studied before in patients with Angelman syndrome…this is very alarming** ■ **Again, we question what has given Radius the confidence to leap-frog into a Phase 3 study and spend millions of dollars…**	■ **Previous study that had nine Infantile Spasms patients that had failed other treatments and only one patient reported a response to treatment** ■ **We view this as strategically and financially irresponsible given the ~11% response rate…not a strong bet in our opinion**

$100M+ of Annual Adjusted EBITDA

- **The goal of reaching what we believe Radius can produce from an annual adjusted EBITDA standpoint may not even require TYMLOS' annual revenue to scale near-term to $300M**
  - The table below was presented by the Company during the second quarter earnings conference call in 2021
    - The intention was to show the financial profile of each asset class and expense breakdown for the Company
    - "SC US" represents the U.S. commercial efforts for subcutaneous TYMLOS and this shows that based on net revenue of $240M, the Company believes this asset can produce $100M+ of adjusted EBITDA

- **We believe the Company should consistently be producing $100M+ of annual adjusted EBITDA**
  - HOWEVER, Radius guided to adjusted EBITDA of $35M to $45M in 2022

- **Where is the disconnect on a go-forward basis?**
  - Unnecessary R&D costs for RAD011 and the infrastructure required to support this asset

- **What should happen instead?**
  - Cut R&D costs for RAD011
  - "SC US" R&D expense will come down given the lifecycle stage of this asset
  - Even with maintaining the "Corp." SG&A overhead, Radius has the potential to reach this milestone already

2021 Forecast: Reaffirming Adjusted EBITDA Guidance

USD million, non-US GAAP

	Actual	Actual			2021 Forecast				
	FY 2019	FY 2020	SC US	TD US	Intl.	Elace.	RAD011	Corp.	FY 2021
Product Revenue	173	208	240	-	-	-	-	-	240
Milestones & Royalties	-	30	-	-	11	-	-	-	11
Total Revenue	**$173**	**$239**	**$240**	**-**	**$11**	**-**	**-**	**-**	**$251**
Gross Profit	**$158**	**$222**	**$221**	**-**	**$11**	**-**	**-**	**-**	**$232**
R&D[1,2]	(107)	(153)	(40)	(52)	-	-	(17)	-	(109)
SG&A[3]	(137)	(123)	(75)	-	(5)	-	-	(33)	(113)
Operating Expenses	**($244)**	**($276)**	**($115)**	**($52)**	**($5)**	**-**	**($17)**	**($33)**	**($222)**
Adjusted EBITDA	**($86)**	**($54)**	**$106**	**($52)**	**$6**	**-**	**($17)**	**($33)**	**$10**

(1) R&D includes a one-time charge of $16 million in the fourth quarter of 2020 for the acquisition of RAD011
(2) R&D is net of Menarini Group reimbursement for elacestrant program in 2020 and 2021
(3) Excludes stock-based compensation

Radius

Source: Company filings, 2Q21 corporate presentation, and conference call
(1) "TD US" = Transdermal abaloparatide – did not meet its primary endpoint as announced in December 2021

Maximizing Value for Stockholders

1 We believe there are opportunities to reinvigorate TYMLOS – this will drive significant stockholder value by maximizing the full potential of the asset

2 By monetizing Elacestrant, Radius will pivot its capital structure towards a position of strength moving forward

3 Discontinuing RAD011 development/spend will be a prudent and strategically responsible decision that will enable Radius to plot a course towards being a highly profitable company

4 With a renewed commercial strategy for TYMLOS and a strategic pivot away from RAD011, Radius can streamline cost containment to generate significant cash flow (we believe that Radius can reach $100M of annual adjusted EBITDA)

5 This significant cash flow will enable Radius to service its debt obligations and then pursue assets that have a higher ROIC and are synergistic to TYMLOS

Vote the <u>White</u> Card

To Fight…

✗ Dismal share price performance and significant value destruction

✗ The status quo and poor track record of the incumbent Board

✗ Suboptimal commercial execution and underutilization of TYMLOS

✗ The pursuit of RAD011 and continued cash burn

✗ Inefficient financial management along with operational blunders

✗ Lack of proper Board oversight and poor corporate governance

✗ Entrenchment-minded governance actions seemingly designed to disenfranchise stockholders

✗ Radius' current trajectory under the oversight of incumbent leadership

To Support…

✓ Our superior path forward which looks to redefine and optimize the current trajectory of Radius in order to unlock substantial stockholder value

✓ Our highly-qualified, fully-independent Nominees, who bring strong pharmaceutical and financial experience

✓ Establishing a new Strategy Committee

✓ Installing operational experts in the boardroom to reinvigorate the commercial story for TYMLOS

✓ A newly-engaged Board that will look out for stockholders first – both in the Company's operations and in ensuring any strategic transaction truly benefits stockholders

✓ Improved corporate governance practices



Stockholder & Governance Issues

Poor Corporate Governance and Entrenchment Tactics

Board Has No Real Skin in the Game

- **The Board[1] lacks alignment with stockholders which we believe is exemplified by the lack of direct stock ownership through open market buying**

- **~0.20%[2] OWNERSHIP FOR TOTAL BOARD…**

Board Member	Director Since	Approximate Age	Ownership (% of Total)[2]	Committees[3]
Owen Hughes (Chairman)	2013	47	16,150 (0.034)	Compensation, Nominating & Corporate Governance(C)
Kelly Martin (President & CEO)	2020	63	0 (0.000)	
Willard H Dere	2014	68	17,695 (0.037)	Audit
Catherine Friedman	2015	61	21,300 (0.045)	Audit(C), Compensation
Jean-Pierre Garnier	2015	74	21,300 (0.045)	Compensation(C), Nominating & Corporate Governance
Sean Murphy	2020	69	5,500 (0.012)	Audit
Machelle Sanders	2021	58	7,500 (0.016)	Nominating & Corporate Governance
Andrew C. von Eschenbach	2021	80	7,500 (0.016)	Nominating & Corporate Governance

Source: Company filings, SEC filings, and Bloomberg
(1) Two new members (Jennifer A. Jarrett and Susan Vissers Lisa) added to Board on 05/18/2022, total Board now consists of 10 members
(2) Excludes options and performance units; ownership shares divided by total shares outstanding as of 06/03/2022 (47,600,500)
(3) (C) = Chair of committee

Up for Re-Election

Corporate Entrenchment

- **Stockholders are prohibited from calling special meetings or acting by written consent**

  — Stockholders cannot seek Board change between annual meetings

  — In addition, certain stockholder-unfriendly provisions in the Charter and all Bylaw provisions may only be amended by a prohibitively high supermajority vote of two-thirds of all outstanding shares

    - While the Company may attempt to tout as good governance its recently announced changes[1], including to seek stockholder approval to eliminate the supermajority vote requirement to amend the Charter and Bylaws, **it is clear to us that the Company's announced changes were both <u>defensive and reactionary</u>**

    - **These changes were announced more than two months after we publicly nominated the Nominees for election to the Board and more than a month after we publicly criticized the Company's poor corporate governance practices (including the supermajority vote requirement)**

- **Radius employs a classified Board structure undermining accountability**

  — The ability of stockholders to select directors each year is an important check on the performance of the Board

  — We find it critical in allowing for stockholder input on the direction and state of the Company and ensuring the best individuals are on the Board

  — Additionally, the Board disenfranchised stockholders by unilaterally appointing two directors to the Board in classes not up for election

- **The Board's current structure impedes stockholders' ability to regularly and effectively evaluate the performance of the Company's directors**

  — This insulates and **entrenches** the incumbents despite their apparent lapses in oversight

---

We believe the foregoing corporate governance practices have undermined accountability in the boardroom and for management

---

Source: Company filings

(1)   https://ir.radiuspharm.com/news-releases/news-release-details/radius-adds-industry-veterans-jennifer-jarrett-and-susan-vissers

Entrenchment Tactics

- **On May 18, 2022, Radius unilaterally appointed two new directors**

  — Jennifer A. Jarrett (Class I) and Susan Vissers Lisa (Class III)

- **The expanded Board now consists of ten directors, nine of which the Company claims are independent**

  — *"Six of the Company's current directors, including Ms. Jarrett and Ms. Lisa, have joined the Board in the past two years, reflecting a deliberate refreshment process across the Company's leadership"*

THE REALITY OF WHAT IS OCCURRING AT RADIUS

- **The Board's recent actions implicitly confirm that there was a need for change…**

  — Unfortunately, the Board disenfranchised stockholders by placing two new directors in classes not up for election

  — Expanding the Board from eight to ten members when three directors are up for re-election this year demonstrates **entrenching behavior and a disregard for stockholders** seeking effective change at the Company

- **These unilateral appointments occurred months after we formally nominated director candidates**

  — Represents the epitome of a defensive and reactionary maneuver

- **When analyzing the six recent director additions that Radius references, the individuals consist of Mr. Martin, Mr. Murphy, Ms. Sanders, Dr. von Eschenbach, and the two new members recently appointed**

  — The Company continues to express that it is refreshing the leadership team with independent directors, but following the web of inter-party involvement demonstrates that the Board may not be as independent as the Company claims

Compensation Plan for Mr. Martin

- **On February 21, 2022, the Board, upon the recommendation of the Compensation Committee of the Board, approved an increase in the base salary and an award of performance-based restricted stock units (PSU) to Mr. Martin**

  — The new compensation plan includes 960,000 PSUs

  — *"Represents restricted stock units awarded under the 2018 Stock Option and Incentive Plan. Each restricted stock unit represents a contingent right to receive one share of RDUS common stock (Common Stock). 240,000 of the restricted stock units will become earned in the event that during the period beginning on February 21, 2022 and ending on February 21, 2025 (Performance Period) the 30-day trading day average price of the Common Stock is equal to at least $10 per share, 240,000 of the restricted stock units will become earned if during the Performance Period, the 30-day trading day average price of the Common Stock is equal to at least $15 per share, and 480,000 of the restricted stock units will become earned if during the Performance Period, the 30-day trading day average price of the Common Stock is equal to at least $20 per share."*

FREE MONEY FOR MR. MARTIN

- **We find it appalling that such a low bar ($10) was set for the first tranche of PSUs…unfortunately we are not surprised given the "independent" directors' ties to Mr. Martin**

  — The stock price as of March 7, 2022 was $8.39 (representing the unaffected price on the day we filed our initial Schedule 13D)

  — The stock price when Mr. Martin joined Radius on April 28, 2020 was $16.46

- **Given the low bar for the initial tranche of PSUs, Mr. Martin will be eligible to receive over $2M in value if the stock trades at just 60% of when he joined the Company**

- **Without options and performance units, Mr. Martin owns ZERO shares…he has NOTHING TO LOSE and lacks alignment with stockholders**

Source: Company filings and Bloomberg



Stockholder & Governance Issues

Shifting Business Strategy and Lack of Oversight

Mr. Martin's World

SHIFTING STRATEGY TO SUIT MR. MARTIN'S EXPERTISE

- **We believe the Board has positioned the Company to suit Mr. Martin's interests at the expense of the Company's best interests**
- **We find it concerning that what was once a company grounded in its endocrinology expertise (TYMLOS) when Mr. Martin joined has now shifted to neurology with RAD011**
  - On the 4Q 2021 earnings update in February 2022 for RAD011, the Company disclosed that in addition to Prader-Willi syndrome (PWS), it would pursue additional indications going after Angelman syndrome (AS) and Infantile Spasms (IS)
- **RAD011 suits his background given the 10+ years he spent at Elan Corporation plc working on neurodegenerative diseases**
  - Additionally, Mr. Martin has been Chairman of Wren Therapeutics (a neurodegenerative company) since 2018
  - Two other Radius directors (Chairman Hughes and Dr. von Eschenbach) are also directors of Wren Therapeutics
- **We wonder if this could have been avoided had the Strategy Committee not been dissolved before the acquisition and subsequent strategic pivot**
  - As a reminder, five years ago, in 2017, Ms. Friedman and Dr. Garnier represented two of the three members of the Company's Strategy Committee

Source: Company filings, conference calls, and corporate presentations

Changing Business Strategy

- **TYMLOS overlaps between endocrinology, rheumatology, and orthopedics**
  - — PWS was the only indication that was clearly disclosed at the time of the acquisition of RAD011 in January 2021
  - — The Company positioned RAD011 and the PWS indication in a way that seemed to be adjacent to TYMLOS
- **In our view, RAD011 is more tailored to the neurology and behavioral field**
- **Competitors in the PWS space are being reviewed by the Division of Psychiatry at the FDA**
  - — Indicating that PWS is more neuro/behavioral based instead of the endocrinology picture that the Company painted
- **The strategic direction of Radius is moving away from the strength of TYMLOS and into new areas that we lack conviction in and see minimal synergies**

RAD011 ACQUISITION – JANUARY 2021


Endocrine/Metabolic
Rare genetic disorders of obesity
POMC deficiency
LEPR deficiency
MC4R deficiency
Alström syndrome
Bardet-Biedl syndrome
Prader-Willi syndrome
Behavioral Disorders
Sleep Disorders
Neurology
Oncology
RAD011

4Q21 EARNINGS – FEBRUARY 2022


Neuropsychiatry & Neurodevelopment
Targets
Areas of Exploration
Neuro-Endocrine
Neurology
Genetic Neurodevelopmental Disorders
Autism Spectrum Disorders
Psychosis
Other Psychiatry
Sleep Disorders
Anxiety / Irritability
Genetic Obesity Syndromes
Other Obesity Indications
Prader-Willi syndrome
Hyperphagia
Genetic Epilepsy Syndromes
Other Epilepsies
Angelman syndrome
Seizures
RAD011
Neurology Focus

Source: Company filings, conference calls, and corporate presentations

2020 Corporate Goals

Goal	Target Percentage	Achievement Against Goal	Level of Achievement
1. Corporate, Commercial and Business Development: (a) Full-year TYMLOS U.S. net sales of $230 million (b) Decrease annual cash burn to below $80 million	40%	Achieved	40%
3. Business Development: (a) Exit oncology through out-license or asset sale of elacestrant (b) Execute in-licensing, partnership or acquisition to expand endocrinology pipeline	15%	Achieved	15%
3. Pipeline Development: (a) Complete enrollment for Phase 3 wearABLE trial (b) Make sterile abaloparatide-TD product available for dosing per FDA agreement (c) Complete enrollment for elacestrant Phase 3 EMERALD trial	35%	Achieved	35%
4. Organizational: (a) Strengthen organization and employee engagement (b) Avoid material compliance risks (c) Prepare organization toward new corporate strategy	10%	Achieved	10%
Total Achievement			*100%*

- **Completing the acquisition of RAD011 helped to satisfy the goal of "execute in-licensing, partnership, or acquisition to expand endocrinology pipeline"**

  — We find RAD011 **significantly misrepresented** as an "endocrinology" asset in order to satisfy corporate goals and to extract financial rewards

- **In our view, the Board must be held accountable for its lack of oversight and continued missteps**

It appears the Board has positioned the Company to suit Mr. Martin's interests at the expense of the Company's best interests

Source: Radius' DEF 14A filing for 2021



Stockholder & Governance Issues

Highly Inter-Connected Board

Kelly Martin's Resume

- **When Mr. Martin joined the Company in 2020, his experience read well on paper**
  — Chief Executive Officer of Elan Corporation plc from 2003 to 2012
  — Chief Executive Officer of Malin Corporation PLC from August 2015 to October 2017
  — Chief Executive Officer of Novan, Inc. from April 2018 to February 2020, where he also acted as interim Chief Executive Officer from June 2017 until April 2018

- **Given past issues at his previous companies, we believe a well-functioning Board would exercise proper oversight of Mr. Martin**
  — Mr. Martin's experience is plagued by poor performance and scandals
  — Numerous articles cite mismanagement, stockholder frustrations and complaints, conflicts of interests, lack of transparency and communication, and value destruction
    - These articles are from reputable sources: Wall Street Journal, Reuters, BioSpace, Endpoints News, The Irish Times, CBS News, Fierce Pharma, and Financial Times

Headlines:

The Wall Street Journal published on July 21, 2010 – "Investor Urges Shake-Up of Elan's Board, Management"

Reuters article published on June 13, 2013 – "Divisive Elan boss Martin faces ownership showdown"

BioSpace article published on August 27, 2015 – "Controversial Elan Boss Kelly Martin to Head Malin"

Belfast Telegraph published on March 20, 2018 – "View from Dublin: Why troubles seem to be multiplying for Malin"

Endpoints News article published on April 30, 2020 – "Kelly Martin skips to a new CEO suite as his last biotech team raises the white flag"

What is "Independence"

THE BOARD ROOM IS FULL OF FRIENDS

Definitive proxy (DEF14) – Filed 04/22/2021

*"Our Board has affirmatively determined that each of Willard H. Dere, M.D., Catherine J. Friedman, Jean-Pierre Garnier, Ph.D., Owen Hughes, Sean Murphy, Machelle Sanders and Andrew C. von Eschenbach, M.D. is an "**independent director**," as defined under Nasdaq rules. In evaluating and determining the independence of the directors, our Board considered the relationships that each such director has with our Company and all other facts and circumstances that our Board deemed relevant in determining their independence, including the beneficial ownership of our Common Stock by each such director."*

- **The Company has identified that seven of the eight Board members are independent by "NASDAQ rules", but we find this classification to be misleading**
- **There are clearly significant working relationships that have spanned many years among five of the eight Board members**
- **In our view, the Board has been packed with Mr. Martin's connections who appear incapable of exercising proper oversight of him**
  - He has a track record of similar entrenchment as exemplified by his time at Malin Corporation PLC

Mr. Martin's Poor Track Record at Other Companies

- **Mr. Martin was a co-founder of Malin and became the company's CEO in August 2015 in order to be responsible for the day-to-day operations**

- **The Belfast Telegraph reported "When Irish people hear the world 'Malin', they think 'North'. But when it comes to Malin Corporation, the listed life sciences firm, so many things seem to be heading south."[2]**

  — We find this statement very fitting to describe Mr. Martin's tenure at Malin given his contract was ultimately terminated in 2017

    - His time and leadership at Malin can be summarized by "the company has simply not delivered for stockholders"[2]

    - In addition, his time was marked by high admin/executive costs, limited communication/transparency, and a **"choc-a-bloc"[2] of former Elan directors that ultimately resulted in a boardroom shakeup at the end of his tenure**

NOVAN TAKEAWAYS

- **Malin invested in Novan in 2015 and further supported the company when Novan became public in 2016[3]**

- **Mr. Martin became interim CEO in June 2017 and led the company until February 2020, after which he joined Radius**

  — During his leadership, Novan underperformed both on an absolute basis and when compared to relevant indices and the broader market

- **Our takeaway:**

  — Mr. Martin's track record continues to be the same…value destruction and abysmal stock price performance

Total Return Performance	Mr. Martin's Tenure[1]
Novan (NOVN)	**-89%**
NBI (NASDAQ Biotechnology)	18%
CCMP (NASDAQ Composite)	50%
RTY (Russell 2000)	20%
RAY (Russell 3000)	38%
NOVN Relative Return vs.:	
NBI (NASDAQ Biotechnology)	-107%
CCMP (NASDAQ Composite)	-138%
RTY (Russell 2000)	-109%
RAY (Russell 3000)	-126%

Source: Bloomberg, Novan company filings, Belfast Telegraph, and Business Wire
(1)   Mr. Martin's tenure at Novan was from June 2017 to February 2020 (interim CEO starting in June 2017 and CEO from April 2018 through February 2020)
(2)   https://www.belfasttelegraph.co.uk/business/northern-ireland/view-from-dublin-why-troubles-seem-to-be-multiplying-for-malin-36713399.html
(3)   https://www.businesswire.com/news/home/20160920007017/en/Malin-Business-Advancement-As-A-Result-of-Novan-IPO

History at Elan

- **Mr. Martin's tenure at Elan is exemplified by a volatile and problematic history**

  — Elan faced a long-running history of stockholder dissatisfaction with management along with serious concerns for conflicts of interest, poor corporate governance, lack of transparency, and the board's lack of oversight during Mr. Martin's leadership

- **While the history and nuances with Mr. Martin's time at Elan would require significant time to digest, the overarching message and takeaways are clear:**

BioSpace article[1] published on August 27, 2015 – "Controversial Elan Boss Kelly Martin to Head Malin"

*"Martin's tenure at Elan was **troubled**"*

*"His tenure at Elan was **controversial**. Some of the controversy came after layoffs amidst news the company was keeping its **private jet contract**. More evident was investor complaints about "**ineptitude and mismanagement**." The strongest complaints came from Danish investor Ib Sonderby, founder of Zoar Invest, which controlled about two million shares of Elan. He and others also complained that Elan **did not clearly reveal the details of its research and development arrangement with Johnson & Johnson**."*

*"Many believed he had been brought into the company to eventually sell it. However, what he did do was improve share prices six-fold, **at least until 2010, when shares dropped to less than $5 from a high in 2008 of about $35**."*

*"Martin has been very shareholder-friendly when you look at the stock," an anonymous source told Reuters in 2013. "And he did clean it up, **until he started buying things**."*

- **In December 2008, Adam Feuerstein wrote for TheStreet[2] that Kelly Martin was named the worst biotech CEO of 2008**

  — "Kelly Martin is taking home the Nance Trophy for outstanding achievement in loss of shareholder value, overstated optimism and abject incompetence under pressure."

(1) https://www.biospace.com/article/controversial-elan-boss-b-kelly-martin-b-to-head-b-malin-b-/
(2) TheStreet

Key Takeaways

1   **The Board's recent addition of new members demonstrates that there was a need for a change**; however, the incumbents have further **entrenched** themselves to the detriment of stockholders by making unilateral decisions on the future of the Company

2   By expanding the Board from eight to ten members when three directors are up for re-election this year demonstrates how the Company is **seeking to undermine stockholder-effected change**

3   The boardroom has been **packed** with Mr. Martin's allies, which we believe has **compromised the Board's independence**

4   The destruction of value and abysmal share price performance since becoming public shows that the **status quo is no longer acceptable**, urgent change is needed

5   **We believe the Board must be meaningfully reconstituted in order to instill stronger oversight and transparency of management and to redefine the Board's role in steering Radius on a brighter and value creating path**



Stagnating Commercial Performance for TYMLOS and Trapped Cash Flow

Market Overview

Market Overview & TYMLOS Introduction

- **In May 2017, Radius launched TYMLOS (Abaloparatide), its first commercial product in the U.S. for postmenopausal women with osteoporosis at high risk for fracture**

  — TYMLOS is a once-daily subcutaneous (commonly referred to as "SQ" or "SC") injection

  — With the launch of TYMLOS, Radius began its journey of establishing a foothold in the bone-building osteoporosis market that has long been dominated by Lilly's product FORTEO (Teriparatide)

  — Amgen later entered the market in April 2019 with the launch of EVENITY (Romosozumab)

- **Recently, Radius also submitted an sNDA (Supplemental New Drug Application) for an indication expansion (men with osteoporosis) in March 2022 – there is a 10-month FDA review window**

  — FORTEO has approval for both women and men





TYMLOS (Abaloparatide)	FORTEO (Teriparatide)	EVENITY (Romosozumab)
- Daily subcutaneous injection	- Daily subcutaneous injection	- Monthly subcutaneous injection
- Self-administration (or caregiver)	- Self-administration (or caregiver)	- Healthcare provider administration once every month
- Use of drug for more than two years is not recommended	- Use of drug for more than two years is not recommended	- Limit duration of use to 12 monthly doses
- Annual Price: $27,472[1]	- Annual Price: $47,599[1]	- Annual Price: $24,561[1]
- MOA: Parathyroid Hormone Analog	- MOA: Parathyroid Hormone Analog	- MOA: Sclerostin Inhibitor
- Room temperature storage	- Refrigeration storage	- Refrigerated storage

Source: Company filings and press releases
(1) Medi-Span Price Rx

Patient Journey for TYMLOS

- **The chart to the right shows a simplified version of key components involved in driving TYMLOS net revenue**
- **Beginning at the top of the funnel, (1) new patient enrollments is one of the key metrics involved in the assessment of the business**
- **From there, the funnel progresses to show (2) new patients that convert onto therapy and (3) patients that discontinue to ultimately arrive at (4) the average active number of patients on TYMLOS**
  - The average duration of therapy for each patient impacts (5) the total number of patient pens
- **Radius has highlighted that beyond driving new patient enrollments, improving the conversion rate of enrolled patients and average duration of therapy for each patient are key to driving the TYMLOS business**



Enrollments
Conversion to units
Pricing
New patient enrollments 1
Conversion to new patients 2
Active patients 4
3
Discontinuation of therapy
Total patient pens 5
+
Inventory build/burn 6
×
Avg. net selling price 7
=
Net revenue 8
1 New Patient Enrollments
Net Patients
2 New Patients
3 Net Discontinued Patients
4 Average Active Patients
5 Total Patient Pens
6 Inventory Build/Burn
Ex-Factory Pens
7 Average Net Selling Price
8 Net Revenue ($ in millions)
RADIUS

Source: 4Q21 corporate presentation and conference call

Market Landscape

- **TYMLOS has continued to MAINTAIN its share in the market over the past few years even with the strong launch of EVENITY in 2019**
  - In our view, simply **MAINTAINING** is not enough
  - Our conversations with medical experts lead us to believe that TYMLOS is a unique asset when compared against FORTEO
  - We also believe that TYMLOS has true demand from a patient and demographic standpoint

- **We believe Radius is not pushing to maximize stockholder value when it comes to TYMLOS**

- **Given how large the market is and TYMLOS' differentiation, we believe that there continues to remain significant upside to the revenue opportunity that is currently trapped due to the neglect and lack of oversight from the incumbent Board**

U.S. ANABOLIC MARKET AND KEY COMPETITION

U.S. Sales ($ in M)	1Q19	2Q19	3Q19	4Q19	2019	1Q20	2Q20	3Q20	4Q20	2020	1Q21	2Q21	3Q21	4Q21	2021
TYMLOS	$30	$41	$47	$56	**$173**	$48	$50	$50	$60	**$208**	$45	$52	$57	$65	**$219**
YoY Growth						*61%*	*22%*	*8%*	*8%*	*20%*	*-6%*	*3%*	*13%*	*9%*	*5%*
FORTEO	$126	$173	$175	$172	**$646**	$123	$120	$145	$124	**$510**	$98	$123	$110	$111	**$442**
YoY Growth						*-3%*	*-31%*	*-17%*	*-28%*	*-21%*	*-20%*	*3%*	*-24%*	*-10%*	*-13%*
EVENITY		$3	$12	$27	**$42**	$37	$40	$54	$60	**$191**	$57	$79	$94	$101	**$331**
YoY Growth							*1233%*	*350%*	*122%*	*355%*	*54%*	*98%*	*74%*	*68%*	*73%*
Total U.S. $ Market	**$156**	**$217**	**$234**	**$254**	**$861**	**$207**	**$210**	**$249**	**$243**	**$910**	**$200**	**$254**	**$260**	**$278**	**$991**

Source: Radius, Lilly, and Amgen filings

U.S. Anabolic Market

- **Since its launch, EVENITY has expanded the U.S. anabolic market, highlighted by the increase in number of patient months on therapy (PMOT) and YoY growth rates**
  - This strong launch has decreased the growth outlook for TYMLOS as new patient enrollments are being siphoned off to EVENITY
  - In addition, generic teriparatide (BONSITY) has been cannibalizing FORTEO

We believe TYMLOS is a superior product in the market, but its growth profile has stalled due to a lack of sufficient commercial execution and focus

PATIENT MONTHS ON THERAPY (PMOT)

	1Q19	2Q19	3Q19	4Q19	2019	1Q20	2Q20	3Q20	4Q20	2020	1Q21	2Q21	3Q21	4Q21	2021
FORTEO PMOT[1] TRx	57,920	55,839	53,338	50,962	**218,058**	47,559	45,338	42,138	45,085	**180,120**	41,064	39,218	36,242	34,853	**151,377**
TYMLOS PMOT[1] TRx	24,769	29,724	31,921	34,793	**121,206**	34,803	34,988	34,472	38,692	**142,956**	34,449	35,455	36,571	37,684	**144,159**
BONSITY PMOT[1] TRx											690	2,410	4,426	5,996	**13,523**
EVENITY Units PMOT[2]		1,598	7,741	16,371	**25,710**	25,581	29,837	37,219	40,387	**133,024**	45,289	56,898	60,653	67,412	**230,252**
FORTEO Share	70%	64%	57%	50%	**60%**	44%	41%	37%	36%	**39%**	34%	29%	26%	24%	**28%**
TYMLOS Share	30%	34%	34%	34%	**33%**	32%	32%	30%	31%	**31%**	28%	26%	27%	26%	**27%**
BONSITY Share	0%	0%	0%	0%	**0%**	0%	0%	0%	0%	**0%**	1%	2%	3%	4%	**3%**
EVENITY Share	0%	2%	8%	16%	**7%**	24%	27%	33%	33%	**29%**	37%	42%	44%	46%	**43%**
Total PMOT (FORTEO, TYMLOS, BONSITY)	82,689	85,563	85,258	85,755	**339,264**	82,361	80,326	76,611	83,777	**323,075**	76,203	77,084	77,239	78,533	**309,059**
YoY Growth						*0%*	*-6%*	*-10%*	*-2%*	*-5%*	*-7%*	*-4%*	*1%*	*-6%*	*-4%*
Total PMOT (all products)	82,689	87,161	92,999	102,126	**364,974**	107,942	110,163	113,830	124,164	**456,099**	121,492	133,982	137,892	145,945	**539,311**
YoY Growth						*31%*	*26%*	*22%*	*22%*	*25%*	*13%*	*22%*	*21%*	*18%*	*18%*

Source: IQVIA (IMS)

(1) PMOT analysis shows trends in the anabolic market by evaluating extended units that are in milliliters for each product to arrive at the number of pens – e.g. TYMLOS PMOT = (IMS EUTRx / 1.56ml)*(30 daily doses / 30 days)

(2) EVENITY Units PMOT = two subcutaneous injections administered once every month

TYMLOS vs. FORTEO

- **Based on conversations with numerous medical experts, we are confident that TYMLOS is a differentiated asset**
  - Every doctor we spoke with mentioned that they would prefer to use TYMLOS over FORTEO given the significant difference in pricing
  - We see further opportunity to scale revenue beyond the current reality that is portrayed by Radius
- **Feedback from two of our more recent physician calls are summarized below**

Key Takeaways from Expert 1:

- *TYMLOS efficacy is a little bit better compared to FORTEO*

- *TYMLOS has a better pen than FORTEO*

- *Price impacts decision to use TYMLOS over FORTEO*

- *Was never really worried about osteosarcoma when using TYMLOS*

- *FORTEO seems to be the one on more formularies since it was first approved, but the cost is very high, so would like to use TYMLOS more going forward*

Key Takeaways from Expert 2:

- *From a safety perspective, TYMLOS is the better product when compared to FORTEO*

- *TYMLOS does not require refrigeration, which patients like a lot*

- *TYMLOS has similar efficacy to FORTEO*

- *FORTEO is much more expensive than TYMLOS*

- *Experience and help from sales reps has not been great*

TYMLOS vs. EVENITY

- **Amgen's commercial execution is driving significant revenue growth for EVENITY since its launch**

  — EVENITY's success and penetration into the anabolic market has become a headwind for TYMLOS

- **While there are nuances with different coverage categories that can play a role in the utilization of one product vs. another...**

  — EVENITY falls under Part B Medicare reimbursement (patients must have a healthcare provider inject two shots simultaneously per month) whereas TYMLOS is a Part D drug (daily self-administered injection)

- **...however, we believe part of Amgen's success can be attributed to Radius' poor commercialization and marketing strategy for TYMLOS**

  — Every medical expert we spoke to highlighted that TYMLOS has <u>significant positive differentiating factors vs. EVENITY</u>

    - **Efficacy:** non-vertebral fracture risk reduction data for EVENITY was not statistically significant

    - **Safety:** EVENITY may increase the risk of myocardial infarction, stroke and cardiovascular death

    - **Administration:** patients must have EVENITY administered by their healthcare provider vs. the ease of daily at home administration for TYMLOS

- **Mr. Martin's view[1] on Amgen/EVENITY:** *"I would call out the fact that Amgen is killing it, right? So they're doing an <u>unbelievably good job</u> with their two products. Part of that is the structure of those products from a reimbursement and HCP interface point of view."*

  — Mr. Martin and his commercial team have lost focus during an opportune time in the anabolic market since Lilly is not marketing FORTEO and EVENITY is an inferior product to TYMLOS

  — We find the current situation for TYMLOS' growth outlook inexcusable and further solidifies our view that the Board does not have proper oversight of the management team's execution

(1)   Wells Fargo Fireside Chat on 03/11/2022 (FactSet transcript)



Stagnating Commercial Performance for TYMLOS and Trapped Cash Flow

Current Situation Under the Incumbent Board

Current Situation at Radius

CURRENT TRAJECTORY FOR TYMLOS AND RADIUS

- **Radius guided to TYMLOS net revenue of $232M in 2022**
  - This implies a ~5.9% YoY growth compared to the ~5.1% growth rate experienced from 2020 to 2021
    - Takeaway: TYMLOS net revenue growth is in steady state under the current Board

- **TYMLOS' gross margins are roughly 90%**
  - This means this asset should produce ~$209M in gross profit in 2022

- **Even with stellar gross margins, the Company anticipates targeting break-even profitability for fiscal 2022**
  - We are appalled that the potential for strong cash flow is seemingly erased by the Board's lack of focus

WHY IS THIS THE CURRENT TRAJECTORY FOR THE COMPANY?

- **Radius is only focused on MAINTAINING the current TYMLOS business vs. trying to actively find ways to REINVIGORATE its true potential**

- **The Company has now prioritized its R&D asset (RAD011), and this will result in time, effort, and resources to be pulled away from TYMLOS**

- **It is evident that the Radius Board has de-prioritized TYMLOS while wasting its cash flow on what we consider an unattractive pipeline asset**

Source: Company filings, 4Q21 corporate presentation, and conference call

Lack of Commercial Focus

WE QUESTION THE BOARD'S OVERSIGHT OF MR. MARTIN'S COMMERCIAL EXECUTION

- **During the RAD011 R&D day in April 2022, Mr. Martin stated that he spends roughly 50% of his time on TYMLOS and the remainder of his time is spent focusing on RAD011 and Elacestrant (R&D program that was partnered out to the Menarini Group in July 2020)**
  - We are astonished by this lack of focus as TYMLOS is the only commercial asset at Radius
  - While Mr. Martin has admitted on numerous conference calls that he did not know anything about osteoporosis when he joined the Company, he should be allocating the majority of his time to TYMLOS so that he can properly understand the market potential and product dynamics
- **With slowing growth for TYMLOS and these types of remarks from Mr. Martin, we continue to believe that TYMLOS is underutilized and neglected**
- **The Company is only focused on maintaining the current TYMLOS business and we believe weak commercial efforts and lack of focus continue to hurt its potential**
  - Capital, time, and effort are being pulled away from TYMLOS and allocated towards RAD011
  - Cash flow generated from the TYMLOS business is being utilized for the RAD011 R&D initiative
- **We believe this cash flow should instead be redirected towards financial management of the Company's debt obligations and to pursue assets that have a higher ROIC**
- **Real and urgent change is needed to refocus the organization and to prioritize TYMLOS**

TYMLOS' Trapped Potential

- It has been almost five years since the commercial launch of TYMLOS....**yet there is still significant room for improvement in key operating metrics**

- While we are disappointed that **Mr. Martin did not understand osteoporosis** before joining as CEO, what is even more concerning is that it has taken him and others on his team this long to learn about the patient journey as highlighted below

- We believe that TYMLOS remains an underutilized asset despite its potential to **increase revenue** based merely on the metrics highlighted below by Mr. Martin
  - **This does not include the international expansion opportunities** that would bring in additional revenue upside

---

Kelly Martin – Wells Fargo Fireside Chat on March 11, 2022

*"Look, when I came to this company, **I didn't know anything about osteoporosis**, really."*

*"We have a pretty good – as a small company we add 14,000, 15,000 patients a year, a sort of new patients. But there's a lot of churn, as you said, Mohit, underneath that. **I didn't fully understand that last year, and some people around me didn't fully understand it**."*

*"For every – as a metric for our current business, if our average pens per patient is roughly 8.5 or almost 9, **if you could add one more pen to our patient population, it would be 20-plus million dollars** in increased revenue with the same patients."*

*"The second issue we have is conversion. How do you get patients from script on the drug? And we're somewhere between 55% and 60% in conversion... But a decent target for us should be 70% to 75%, approximately. And so, **for every 1% improvement in conversion, that would be about $4.5 million of incremental revenue**."*

Source: Wells Fargo Fireside Chat on 03/11/2022 (FactSet transcript)



Stagnating Commercial Performance for TYMLOS and Trapped Cash Flow

How Can Radius Scale TYMLOS' Revenue?

TYMLOS: An Asset Taken for Granted

1) We believe that TYMLOS is a differentiated and durable asset in the marketplace with true demand from a patient and demographic standpoint – **but the Board is asleep at the wheel**

2) Instead of **maximizing TYMLOS' value for stockholders**, the Board has let CEO Martin allocate a substantial portion of his time to an underwhelming pipeline asset in RAD011

3) In our view, there remains significant upside to TYMLOS' revenue opportunity, but the conversion rate for getting patients on the drug as well as patient duration of therapy are **suboptimal**

4) TYMLOS was launched almost five years ago; yet, in our view, it remains an **underutilized asset** despite its potential to be a significant cash flow producer for Radius and its stockholders

5) Given the financial operating profile of this asset and the messaging communicated from Radius, **TYMLOS can produce $100M+ of annual adjusted EBITDA**[1]

Let's explore further...

Source: Company filings

(1) "The Company defines adjusted EBITDA as net income before interest, taxes, depreciation and amortization, adjusted for the impact of certain additional non-cash and other items that management does not consider in its evaluation of ongoing performance of the Company's core operations. These items include stock-based compensation expense and other one-time expenses."

TYMLOS Revenue Opportunity

INCREMENTAL REVENUE OPPORTUNITY

1 **Patient Conversion Rate**

- **Based on Mr. Martin's comments that show the conversion rate today is suboptimal, a 1% improvement in this metric would drive an additional $4.5M in revenue**

  — Assuming TYMLOS currently stands at **55-60%** today and a "decent target" (using his own words) should be **70-75%**, then on the widest range of the spectrum this alone represents an additional **$90M[1] in revenue for TYMLOS**

2 **Patient Duration of Therapy**

- **Based on Mr. Martin's comments, the average number of pens is currently 8.5-9 per patient**

- **Improving this metric by one pen would result in additional revenue upside of $20M**

ADDITIONAL UPSIDE FOR TYMLOS – INTERNATIONAL

- **Radius has worked on taking TYMLOS international in various countries outside the U.S. by partnering with other counterparties**

- **Mr. Martin highlighted that given this international initiative, the ex-U.S. business for TYMLOS should begin to create a recurring $20M a year**

Key takeaway: we believe there is near-term potential to scale to $300M in annual revenue

Source: Wells Fargo Fireside Chat on 03/11/2022 (FactSet transcript)
(1) 75% minus 55% equals 20%, $4.5M multiplied by 20 equals a $90M incremental revenue opportunity

Reinvigorating TYMLOS

- **We believe management is not pushing to maximize the full potential of this asset, exemplified by its 2022 single digit growth outlook for revenue while FORTEO is losing market share and EVENITY is growing rapidly**

  — We want the future of TYMLOS to go from **MAINTAIN** to **REINVIGORATE**

- **To reinvigorate TYMLOS' commercial growth, critical components need to be assessed**

- **The Board must exercise greater oversight of management to ensure TYMLOS gets the attention it deserves**

  - We believe that by doing so, there is potential to reach the "decent target" of having a 70-75% conversion rate and increasing the average duration of therapy for each patient

- **If elected, our Nominees intend to evaluate why product access has been difficult through implementation of corrective and preventative action ("CAPA")**

REFINED COMMERCIAL APPROACH	PARTNERSHIPS TO EXPAND REACH	MALE INDICATION EXPANSION
- **Radius is starving its commercial organization and we believe that by cutting unnecessary R&D costs, resources/capital can be redeployed towards bolstering the commercial organization and adding critical members to the support/access team if necessary**	- **Explore opportunities to expand beyond high prescribers to drive top-line growth with little to no cost to the Company** - **Radius should assess opportunities for partnerships to drive value and diversify risk** — Co-promotions	- **While this market is not as large as the women's component, there remains opportunity to accelerate topline growth with this potential approval** - **In-depth analysis and promotion once approved to prescribers who also treat osteoporosis in men**

Commercial Analysis and Improvements

Management has highlighted that the patient journey is very administrative, but this process is foundational to improving the <u>conversion rate of getting patients on TYMLOS</u> and <u>prolonging the duration of therapy</u>

Radius Pass[1] and the specialty pharmacy distribution model the Company utilizes must be re-analyzed to identify and correct the administrative deficiencies that were highlighted by countless physicians we spoke to

- Our conversations identified that insurance coverage is a significant challenge given payor pushback for step-edit requirements and the administrative burden associated with completing prior authorizations and letters of medical necessity/appeals

- Radius must continue to invest and dedicate resources to ensure premium service at the specialty pharmacy level since the Company only has one commercial asset going through this channel

- **Solution: given these challenges, rather than strip the commercial organization, reinvestment is necessary to bolster support staff headcount that can provide a superior service offering with significantly more touch points so patients are not lost in the conversion process once enrolled**
  - This will enable greater engagement between the physician and the specialty pharmacy (*feedback from physicians mentions the ability to streamline administrative burdens, highlighting a need to facilitate greater enhancements <u>universally</u> for all physicians to have a <u>consistent experience</u>*)

Enhancing communication, marketing, and relationships with physicians and patients is critical to improve the duration of therapy (*minimizing the negative feedback we heard from our conversations with physicians*)

- Physicians we spoke to highlighted common themes on why patients dropped off TYMLOS in the first few months of use: *side effects experienced and lack of engagement from the Company – putting the burden fully on the physician*
  - Physicians highlighted several ways to manage side effects when beginning TYMLOS and that they learned these methods without the advice and support from the Company's Medical Science Liaisons (MSL) – *clearly a starved commercial organization is hurting Radius*
  - Physicians also expressed that Radius could do a better job at having consistent touch points with patients while using TYMLOS

- **Solution: establish a new patient hub with two departments:**
  - Separate the role of the Clinical Educator[2] to primarily focus on educating patients on how to take the injection – there is a clear disconnect if physicians would like to see treatment for 18-24 months and the current duration is 8.5-9 months
  - The second department would have dedicated staff focused on managing and working with patients while they are on TYMLOS to ensure consistency in refills, side effect management, and to maximize treatment duration

(1) Radius PASS (Patient Access Support Services) is the Company's patient support program to help as patients begin the treatment journey
(2) Clinical Educator is a network to educate patients on how to take the injection, what to expect on treatment, and how to set goals to help stay on treatment for 18 months

Path to Significant Cash Flow

FRAMEWORK FOR THE FUTURE

- **Based on financials provided from Radius, the Company has shown that the TYMLOS business can already produce $100M+ of annual adjusted EBITDA**
  - This is not the current reality today since management is also pursuing RAD011, which we believe is burdening the overall business and trapping its true potential

If elected, our Nominees will seek to:

- **Discontinue internal development and spend for RAD011**
  - This will conserve capital for TYMLOS' commercial efforts
  - This pivot alone would put Radius in a position to be on a path of $100M+ of annual adjusted EBITDA

- **Reinvigorate TYMLOS**
  - It is time to give this asset the time, effort, and capital that it deserves
  - By focusing on TYMLOS, Radius will reposition the Company to produce significant cash flow and be highly profitable

- **Optimize the Company's capital structure and to reinvest in pipeline assets that are synergistic to TYMLOS and have a high probability of success**

Our Nominees will bring greater oversight and fresh perspectives to the boardroom, prioritize focus towards TYMLOS by discontinuing development and spend for RAD011, and help pursue strategic initiatives and dedicate resources to reinvigorate TYMLOS' revenue



Stagnating Commercial Performance for TYMLOS and Trapped Cash Flow

NOL Value Realization

Crystallizing NOLs

PRIORITIZING TYMLOS ALSO ACCOMPLISHES ANOTHER GOAL FOR RADIUS

- **During the 4Q 2021 earnings announcement, Mr. Martin stated that the Company wanted to "crystalize the value of the previously generated $1.7 billion in NOLs for the company through the P+L, asset sale(s), or both"**
  - As of FY 2021, the accumulated deficit was $1.4 billion
- **We believe it is in the best interest of stockholders that Radius focus on crystallizing its NOL strategy by making a significant push to producing earnings (*focus on TYMLOS and discontinue internal development of RAD011*)**
  - The Company has all the potential to do so, but we believe leadership does not have the appropriate sense of urgency that we would expect given the evolution of the business
- **Why do we believe this?**
  - One of the financial objectives highlighted by management was to achieve break-even profitability for fiscal 2022
    - We find it appalling that the Company is anticipating becoming barely profitable this year and continue to believe that appropriate oversight in the boardroom is needed

RADIUS' NOL STRATEGY

Mr. Martin at Wells Fargo Fireside Chat on March 11, 2022

"The NOLs, we have about $1.7 billion, approximately. About $1.1 billion is federal, the rest is state. They're slightly different, how could you utilize them and how you keep them. So there's two ways, they are very simple, two ways to use NOLs. One is, if you're an EPS earnings company, fully earnings company, you won't pay tax on that until you work your way through all the NOLs."

"The second thing is if you sell an asset, there's no capital gains tax, so you shelter that."

Source: Company filings and Wells Fargo Fireside Chat on 03/11/2022 (FactSet transcript) and Company filings

Crystallizing NOLs (cont.)

We believe the simplest and most certain way to crystallize an NOL strategy, especially when Radius has such a large NOL balance, is to produce significant cash flow in order to realize the maximum benefits

THIRD QUARTER EARNINGS CALL – 11/05/2020

Jessica Fye (JPM) asked, *"when you say you're working on constructing an attractive equity story for current or future shareholders, can you elaborate on just what that means to you and to what extent you think that hinges on bringing in additional assets into the company?"*

Mr. Martin (President & CEO) responded by stating *"Yes. Thanks, Jessica. The -- it's really basically a focus on getting to cash flow positive for the current business. We've been chewing through a lot of capital over the last few years on clinical development investments, all of which are almost completed as we speak. As you know from previous discussions, we're trying to -- we're focused very precisely through Sal and the commercial team on a bigger pool of patients. We have a lot of operating leverage in the business. We just need to uptick and continue the growth of net new patients. So the vast majority of that is -- of that statement is to take our current business and grow it to the point where it's a profitable business. That's the main focus."*

- **By pursuing RAD011, Radius will still be "chewing through a lot of capital"**
  - Radius went public in 2014, and on December 31, 2014, the accumulated deficit was ~$344M
  - As of December 31, 2021, the total accumulated deficit was $1.4 billion, which means that Radius has added roughly $1.1 billion in additional deficit over a seven-year period

- **In our view, Radius is not prioritizing the right strategies or assets (RAD011) today and is not realizing its "main focus" as highlighted by Mr. Martin's comments from the past**
  - The investment in RAD011 will squander the Company's ability to produce significant cash flow and continues to extend the accumulated deficit for an asset that we view as having a low probability-weighted expected return

Source: 3Q 2020 Company conference call and Company filings



Misguided Corporate Strategy for RAD011

Background and History

RAD011 Background

DEAL ECONOMICS AND INITITAL EXPECATATIONS

- **In January 2021, the Company acquired a synthetic cannabidiol (CBD) oral solution from Benuvia Therapeutics**
  - Under the terms of the agreement, the program was acquired for $12.5M, with an additional $15M to be paid contingent on the successful conclusion of <u>Prader-Willi syndrome (PWS)</u> development milestones
  - <u>An additional three indications</u>, any or all of which can be pursued at Radius' discretion (may pay up to $45M in development milestones)
  - In addition, RDUS may pay sales-based milestone payments and a tiered, high single-digit effective royalty

"On an operating basis, the Company believes the combination of a rationalized cost structure and expected ongoing growth in TYMLOS® net revenue will fully fund the development of RAD011 through the top line readout in 2023 with minimal impact on near term cashflow generation."

FLAWED EXECUTION AND MISGUIDED USE OF CAPITAL

- **During the same announcement of the RAD011 acquisition, the Company forecasted 2021 product revenue of $250M**
  - TYMLOS' revenue for fiscal 2021 finished at **~$219M, underperforming initial guidance**

- **As of the 4Q21 update in February 2022, the expectation now is that the Company will initiate three orphan pivotal studies (including PWS) with readouts in <u>2024 and 2025</u>**
  - **(1)** With less than expected revenues for 2021, **(2)** an elongated clinical trial process beyond 2023, and **(3)** the initiation of two additional indications beyond PWS, **the Company will continue to burn cash and impact the operating profile of the business**

Source: Company filings, conference calls, and press releases

Contentious History

BACKGROUND ON THE ASSET

- **Benuvia Therapeutics acquired the CBD asset out of Insys Therapeutics, Inc's bankruptcy**
- **Insys filed for chapter 11 bankruptcy in June 2019**
- **After this, Benuvia acquired the CBD asset and the manufacturing plant in August 2019**
- **We believe that Benuvia's main intention was to acquire the manufacturing plant as opposed to any conviction in the CBD asset**

Insys shopped around the CBD asset to various counterparties even before the chapter 11 bankruptcy

Source: Company filings, conference calls, and press releases



Misguided Corporate Strategy for RAD011

Takeaways from R&D Day

RAD011 R&D Day

- **Given the strategic pivot towards RAD011, Radius hosted an R&D day on April 5, 2022 to provide an overview on Prader-Willi syndrome and Angelman syndrome as well as the science, regulatory, and clinical translation progress since the acquisition**

- **Prior to this event, we conducted an extensive amount of diligence on the asset and the indications that were being pursued**
  — Our initial work and conversations with medical experts raised significant concerns as it relates to RAD011 from a safety perspective, regulatory and development pathway, intellectual property, and cost/timing standpoint
  — We went into the R&D day with an **open mind** to hear the Company's strategy along with the development pathway going forward

- **We left the two-hour presentation significantly underwhelmed, with more questions than answers and concerns as it relates to the risk/reward profile**

- **Radius continues to point to comparable companies as validation for the RAD011 asset, which we find disconcerting**

- **We believe Radius is hoping to ride the momentum that Jazz/GW experienced with the success of EPIDIOLEX (first FDA-approved drug that contains a purified drug substance derived from Marijuana)**
  — However, with what data the Company has produced thus far, we see the development pathway as a long and arduous journey that will come at the expense of stockholders

> **We continue to question why Radius is pursuing a risky development platform which, in our view, has minimal overlap with TYMLOS' primary call point**

Source: Company RAD011 R&D conference call and presentation

RAD011 Intellectual Property

- **Radius has painted the picture that RAD011 will have a straightforward IP path**
- **"IP and exclusivity positioning indicates freedom to operate in RAD011 target indications"**

Intellectual Property
Patent applications granted and pending in US:
• Formulation compositions of matter (May 2035 estimated expiration)
• Methods of use (May 2035 estimated expiration)
• License rights in pending applications directed to:
• Methods of synthesizing CBD
• Nanocrystal compositions of CBD
• Self-emulsifying compositions of CBD
RAD011 Presentation - April 5, 2022
42

OUR PERSPECTIVE

- **Based on our discussions with IP experts, we believe the IP position for RAD011 is WEAK and will present a challenging issue to navigate going forward at a minimum**
  - In our experience, having a sound IP strategy is critical for product success in order to ensure the appropriate barriers are in place from competition as well as for the product to be able to operate

High-level Takeaways:

- **The current and imminent pharmaceutical composition patents are limited in scope and allow alternative formulations**
  - Furthermore, the pending Method of Use patent for PWS is in non-final rejection with the absence of PWS disclosure in their applications, which is a problem – it is unclear whether this will be granted
- **As it relates to Angelman syndrome, a Method of Use patent is not even visible**
  - No freedom to operate for a range of "seizure indications" from GW Pharmaceuticals
- **Manufacturing method is not Orange Book listable**

Source: Company RAD011 R&D conference call and presentation

Our Conclusions of RAD011

1   **In our view, Radius can unlock significant stockholder value by focusing on true synergistic areas to TYMLOS and avoiding further cash burn on indications with low-probability weighted expected returns**

2   **We believe the data produced to date does not justify committing tens of millions of dollars for these indications and further hindering Radius' ability to be a significant cash flow producing company**

3   **RAD011 appears positioned to suit Mr. Martin's interests at the expense of the Company's best interests**

4   **Urgent change is needed at the Board level to uphold its fiduciary responsibilities and to exercise better oversight of the management team**

Let's explore further...



Misguided Corporate Strategy for RAD011

Significant Lack of Confidence in PWS

Our Thoughts on PWS

PWS HAS FACED MANY CHALLENGES

- **We acknowledge that within the PWS market, there is an unmet medical need to <u>treat hyperphagia</u>**

  — However, we believe that the likelihood of success in a timely fashion at a reasonable cost is **very low** given the **paucity of data from the Phase 2 study**

- **The Zafgen study established a 7-point reduction in the HQ-CT[1] as "clinically meaningful"**

- **Summarized data from the previous Phase 2 study that was run by Insys Therapeutics:**

  — Four patients in the treatment arm vs. three patients in the placebo group – very small number of patients

  — Modest effect observed in four patients (**6.5-point** reduction on the HQ-CT scale vs. the **4.0-point** reduction with placebo) – not translatable to a meaningful effect

  — Radius highlights that one placebo patient had a 12-point reduction skewing the results, however it would be implausible that there is not a placebo response

    - "One placebo patient had an 8 pt reduction in run in and further 12 pt reduction during treatment"

- **To pivot the Company towards PWS and commit significant resources based on data that was "directionally supportive" does not give us conviction given the challenges[2] with this indication**

  — The competitive landscape is vast and multiple companies are working through ongoing clinical studies and discussions with the FDA

  — We have spoken with medical experts that have raised concerns as it relates to RAD011 from a safety perspective, regulatory and development pathway, and the challenging nature to treat PWS patients

> **During the announcement that RDUS acquired RAD011, CEO Martin stated one reason to do the deal as "this adds a pivotal-ready orphan disease asset in the Prader-Willi space, which is a specialized endocrine indication and one that we think bodes [well], even though there's challenges with PWS"**

Source: Company filings, conference calls, and press releases

(1) Hyperphagia Questionnaire for Clinical Trials (HQ-CT), created by summing the 9 item-level responses (which range from 0 to 4) for a maximum score of 36, (higher # = more severe)

(2) https://www.nasdaq.com/articles/dwindling-prader-willi-syndrome-drug-development-landscape-and-hopeful-therapies-2020-06

PWS Placebo Response

LOW CONVICTION DIRECTIONAL TREND

- **In the case of the previous Phase 2 PWS study, Radius needed to exclude the placebo responder to promote that the placebo group experienced a 0.0-point reduction vs. the 6.5-point reduction in the treatment arm**
  - — The new Phase 2/3 (SCOUT-015)[1] is 90% powered to show a **7-point difference** in HQ-CT vs. placebo
    - The Company has not produced meaningful data to show this type of a separation vs. placebo
- **During the announcement of the acquisition, the Company stated that the "~6.5-point reduction in the HQ-CT scale, was noted across the cannabidiol treatment group, who were treated for a mean duration of 9-weeks"**
  - — However, this conflicts with data presented by Dr. Lynne Bird (former Principal Investigator in the previous Phase 2 study) during the PWSA|USA 2021 Hope's on the Horizon virtual convention[2]
  - — In this oral presentation, mean duration of treatment (days) in the CBD vs. placebo arm was 71 (63-92) and 58 (35-89), respectively
    - This equates to the mean treatment arm being slightly over 10-weeks vs. 8-weeks in the placebo group
    - Based on this limited data set, the treatment duration between the two arms was not well matched

Given the limited number of patients, placebo response, and differences in duration of therapy, we find this data inconclusive, and are left unconvinced on the value proposition to commit significant resources for this indication



HQ-CT Score Reduction
0
-1
-2
-3
-4
-5
-6
-7
-6.5
-4.0
RAD011 (40 mg/kg/day BID)
Placebo*

** Includes placebo responder*

Source: Company filings and presentations
(1) https://clinicaltrials.gov/ct2/show/NCT05098509
(2) https://www.youtube.com/watch?v=g8xa5NHFboY

PWS Placebo Response (cont.)

CHANGES TO STUDY THAT WE DO NOT BELIEVE WILL MAKE A MEANINGFUL DIFFERENCE

- **For the new Phase 2/3 study, Radius hopes to reduce placebo response and variability in the new study by focusing patient recruitment on more severe patients who have an HQ-CT ≥ 13, lengthening the study duration (*intent is to reduce placebo response over time*), and to exclude inflated responders during the run-in period**
  - During the initial acquisition, the Company mentioned references to the Zafgen[1] trial and that it was analyzing the trial differences vs. other studies
    - The Zafgen study was 26 weeks vs. other shorter duration studies[2] conducted between 8-13 weeks
  - The interesting part of the Zafgen trial is that while placebo response declined from week 12 until 26, so did the active arm, resulting in roughly a similar delta at both time points
    - Radius presents the 24-week (maintenance) endpoint as enriching, but we question the strategy

- **In June 2020, Soleno Therapeutics released topline results[3] from its Phase 3 trial of DCCR for the treatment of PWS**
  - While the study did not meet its statistical significance for the primary endpoint, Soleno saw an improvement in the prespecified subgroup with severe hyperphagia
    - "In a prespecified subgroup of subjects (n=61) with more severe hyperphagia, as identified by a dichotomized median baseline HQ-CT score of >22, the mean (SE) change from baseline for DCCR (n=42) was -9.67 (1.429) and for placebo (n=19) was -4.26 (1.896)."
    - This group of more severe patients as defined by the HQ-CT scale demonstrated a placebo response
  - In addition, we also note placebo responses in the Levo Therapeutics[4] and Millendo Therapeutics[5] studies

We find it implausible that there will be no placebo response and continue to question Radius' rationale given the paucity of data produced thus far

Source: Company filings and presentations
(1) https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5673540/
(2) Soleno Therapeutics (DCCR) Phase 3, Levo Therapeutics (carbetocin) Phase 3, and Millendo Therapeutics (livoletide) Phase 2/3
(3) https://investors.soleno.life/news-releases/news-release-details/soleno-therapeutics-announces-top-line-results-phase-iii-trial
(4) https://www.levotx.com/news/care-pws_top-line_results/
(5) https://www.biospace.com/article/releases/millendo-therapeutics-announces-topline-results-for-pivotal-phase-2b-study-of-livoletide-in-patients-with-prader-willi-syndrome-pws-/

PWS Safety Concerns

- **In the previous Phase 2 study, two out of seven patients had to be dose titrated given tolerability issues[1]**
  - These two patients were in the treatment arm and the dose was lowered to 30 mg/kg/day
- **The Company's new Phase 2 safety and tolerability study will focus the doses on 40, 20, 10 mg/kg/day**
  - The intention here is that the Independent Data Monitoring Committee is to recommend dose selection for the new Phase 3 segment without study interruption
- **Knowing the side effect profile experienced in the prior Phase 2 study at 40mg/kg/day, it could be likely that the 10 or 20 mg/kg/day could be the potentially recommended dose for the Phase 3 study**
  - We find this disconcerting since neither of these doses were studied in the prior Phase 2 study and the Company is planning to leap-frog into a Phase 3 study

If the Company is able to make the case that the previous data is directionally supportive of reducing hyperphagia, we believe the case can be made for the adverse event profile as well

If patients cannot tolerate the 40 mg/kg/day, then what justification can the Company make that the other lower doses will produce a "clinically meaningful" treatment effect, especially when these doses were never studied before?

PREVIOUS PHASE 2 ADVERSE EVENT PROFILE

Adverse Event	Number of Subjects (%) RAD011 N=4	Number of Subjects (%) Placebo N=3
Diarrhea	2 (50%)	1 (33%)
Rash	2 (50%)	0 (0%)
Abdominal cramping	1 (25%)	0 (0%)
Upper respiratory tract infection	1 (25%)	1 (33%)
Seizure	0 (0%)	1 (33%)
Impetigo	1 (25%)	0 (0%)
Cellulitis	1 (25%)	0 (0%)
Ear infection	1 (25%)	0 (0%)
Bacterial infection	1 (25%)	0 (0%)

Source: Company filings and presentations
(1) https://www.youtube.com/watch?v=g8xa5NHFboY

PWS Timeline Expectations

- **We believe Radius has misled investors with false expectations from a timing standpoint**
  — During the acquisition, top-line readout was initially targeted for 2023
    - Top-line results are now projected to occur in 4Q 2024 (first patient to be dosed in 3Q 2022)
    - Along with missing financial revenue goals for TYMLOS in 2021 when RAD011 was acquired, timing continues to be another pitfall for Radius
- **It is likely that this expectation could slip as the Company continues to focus on painting the best picture instead of setting realistic goals and timelines**
  — In addition, given the criteria to exclude patients who are inflated responders during the run-in period, there could be high patient variability before being randomized that could elongate the timeline to recruit patients

INITIAL PROJECTED TIMELINE



NDA approval
NDA submission[1]
Pivotal Phase 2/3
top line results
Pivotal Phase 2/3
first patient in
Submit protocol
and request
meeting with FDA
2020
2021
2022
2023
2024

Based on the updated timeline and potential delays in the trial, it is possible that an NDA approval/commercial launch could slip into 2026

Source: Company filings, conference calls, and press releases

Costs for PWS Study

- **We believe when Radius announced the acquisition of RAD011, the Company was not transparent as it relates to future R&D spend for RAD011 (see table below presented by the Company during the initial acquisition)**

- **At the time of the deal, looking forward to 2022 and 2023, R&D spend highlighted below shows ~$19M and ~$11M, respectively**
  - Each R&D category below includes **program-specific external costs** and certain allocations as it relates to **shared-services costs both internally and externally** to support these initiatives (excluding stock-based compensation)
  - Based on the Company's Form 10-K for fiscal 2021, <u>external program-specific</u> R&D spend for RAD011 in 2021 was ~$9.3M, significantly outpacing the <u>**TOTAL R&D**</u> projection of $7M highlighted below when the deal was announced

- **Based on the initial outline, the PWS study in 2022 and 2023 combined would cost roughly $30M, however we believe given this evidence, that there is high likelihood the Company will spend more than it initially expected when underwriting the deal**

- **Radius has already demonstrated that its internal expectations are just estimates and not the true reality we should expect**
  - In addition, we believe the internal infrastructure costs required to support these types of R&D initiatives are not being fully characterized by the Company



Source: Company filings, conference calls, and press releases



Misguided Corporate Strategy for RAD011

Too Late to the Game

Our Thoughts on Angelman Syndrome

TOO LATE TO THE GAME

- **In the case of Angelman syndrome (AS), the clinical rationale is based on more of the general effects that CBD's have on various epilepsies**
  — This is being extrapolated to AS
- **The failure of a proof-of-concept (POC) study with CBD in Infantile Spasms (IS) may be a warning that AS cannot necessarily be extrapolated from EPIDIOLEX's indications**
- **The Company's viewpoints are:**
  — *"Botanical CBD data and read-across: effective in other epilepsy syndromes supplemented by growing evidence of role in sleep and behavior"*
  — *"Prior and existing RAD011 data in refractory epilepsy coupled with botanical CBD data, informs dose range and supports regulatory position"*
- **RAD011 has never been studied before in Angelman syndrome and Radius does not have direct experience in terms of patient care and clinical trial management with this patient population**





Radius® ≠ Jazz Pharmaceuticals® GW pharmaceuticals

Source: Company RAD011 R&D conference call and presentation

Infantile Spasms Failure

- **In addition to PWS and AS, the third indication Radius is planning to target is Infantile Spams (IS)**
  - — The Company is targeting a Phase 2 study in IS, with the primary goal of spasm resolution
  - — Costs: unspecified program costs currently

- **Cole Ikkala (*Business Operations, Neuroscience Group*) stated on the 4Q 2021 earnings call that "Infantile spasms is an area that we have historical data on that we analyzed, tore apart, I spoke with many KOLs and believe we have designed a new study going forward that would be fairly attractive."**

LET'S EXPLORE THE HISTORICAL DATA...

A previous study of nine patients analyzed RAD011 in the treatment of refectory infantile spams[1]

Takeaways:

- **This study had nine IS patients that had failed other treatments and only one patient reported a response to treatment**

- **We view this as strategically and financially irresponsible given the ~11% response rate and not a strong bet in our opinion**

- **We question how this historical data has given Radius the confidence to spend millions of dollars**

Abstract

Purpose: Limited data suggest that cannabidiol (CBD) may be effective for treatment of refractory infantile spasms (IS). This study was designed to more rigorously evaluate the efficacy and safety of synthetic CBD in the treatment of IS.

Results: Nine patients were enrolled, comprising an older (median age = 23 months) cohort with long-standing IS (median duration = 13 months) and numerous prior treatment failures (median = 6). One patient responded to therapy and eight patients exhibited neither clinical nor electrographic response.

Conclusions: The immediate but temporary response in a single patient suggests that CBD oral solution is not particularly effective in highly refractory cases, but may, nevertheless, be effective in younger patients with shorter durations of IS. Further study, examining both short- and long-term outcomes, is warranted to further evaluate the efficacy and safety of CBD oral solution in the treatment of IS.

Source: Company filings and presentations
(1)   https://pubmed.ncbi.nlm.nih.gov/31816477/

Our Takeaways for AS

- **RAD011 has never been studied before in patients with Angelman syndrome**
  - Again, we question what has given Radius the confidence to leap-frog into a Phase 3 study and spend millions of dollars given this alarming reality
- **Lack of dose finding study that looked specifically at the go-forward dose in AS**
  - Beyond open label data, the 25 mg/kg/day dose has never been studied before

- **Trial design and powering assumptions in a 2:1:1 design with n=225 is woefully underpowered**
  - A Phase 3 study for EPIDIOLEX for the treatment of patients with Lennox-Gastaut Syndrome (NCT02224560) was randomized 1:1:1 with a total of 225 patients
- **In the protocol, patients who have 4 or more seizures in 28 days will be allowed to participate in the study**
  - This will allow for a significant range of patients to be in the study
    - It seems that the upper end is not limited and raises serious concerns as it relates to the characterization of the statistical analysis plan



Phase 3 Design (2:1:1)
Screening
RAD011: Synthetic Cannabidiol Oral Solution (CBD)
25, 10 mg/kg/day BID
Placebo
17 weeks*
*Including 3 weeks of dose escalation
Additional OLE study (SCOUT-020) planned

Source: Company RAD011 R&D conference call and presentation

Costs and Timing for AS Study

- **During the R&D day call, Radius stated that the AS study would represent a $25M investment over the next two years based on the timeline for the Phase 3 study**
  - — Again, we are left disappointed by the lack of transparency as it relates to R&D costs
  - — Does this represent only program-specific external costs or does the $25M also include shared-services costs both internally and externally?
- **Radius is blurring the lines between the initial guidance given for RAD011/PWS during the initial acquisition vs. what we are hearing today**
  - — **We believe that over the next two years, the internal infrastructure and external support that will be needed to support these R&D programs is not being portrayed clearly**

If we have learned anything about Radius and its track record with the original timeline for PWS, we believe the timeline set below is likely to follow the same pattern of missteps


RAD011 R&D Day
Patient Screening
First Patient Dosed
Estimated Top-Line Results
2Q 2022
3Q 2022
4Q 2022
3Q 2024
2025+

Source: Company RAD011 R&D conference call and presentation



Inefficient Financial Management

Credit Mismanagement and Financial Blunder

Financial Mismanagement

- **In March 2021, Radius announced a $175M financing to repurchase $112.2M of principal amount of convertible notes due September 2024, representing approximately 37% of the outstanding 2024 notes**
  - $175M facility, consisting of $150M term loan, which includes a cashless conversion of $25M in existing term loans, and a $25M revolving credit facility
  - Provided $14.2M of liquidity to the balance sheet
  - Eliminated approximately 2.3 million shares of potential future dilution upon conversion of the notes
- **As a result of the transaction, "the Company's annual cash interest expense will increase by approximately $6.3 million, driven by the higher term loan interest rate relative to the 2024 Notes"**

MISGUIDED STRATEGY

- **Radius at the time of the transaction viewed the increased interest expense to be "manageable given the company's anticipated improvement in cash flow" and "modest relative to the benefits of the transaction"**
  - At the time of the transaction, guidance for TYMLOS revenue was at $250M and EBITDA of $10M for FY 2021
    - **Continued missteps with execution – the Company underperformed these expectations with TYMLOS revenue of ~$219M and adjusted EBITDA of ~($24M) for FY 2021**
- **The convertible note initial conversion rate was $48.81 per share of common stock**
  - At the time of the deal, the stock was trading at ~$22 per share, **significantly below the conversion rate**
  - Based on the 1Q21 filing, the elimination of 2.3 million shares represented **less than 5% dilution, which we view as de minimis**

Source: Company filings, 4Q21 corporate presentation, press releases, and conference calls

Poor Decision Making

WHY WE VIEW THIS FINANCING AS A STRATEGIC BLUNDER

1) Radius took on guaranteed and secured debt with substantially all of the assets and any future subsidiaries

2) The convertible notes that were repurchased were unsecured obligations

3) The term loan matures (June 2024) before the convertible note (September 2024)

4) Although the term loan is prepayable, it has future minimum payments before the 2024 maturity

5) The convertible notes have a lower interest rate of 3.00% per annum vs. the term loan having an interest rate of LIBOR plus 5.75% (subject to a 2.00% LIBOR floor)

6) The share price at the time of transaction was significantly below the conversion rate for the convertible note and the dilution elimination was de minimis

7) The financing was underwritten with certain expectations for revenue and cash flow, neither of which have come to fruition

This strategic blunder has now become a near term challenge the Company must address

Source: Company filings and press releases

One Step at a Time

WE BELIEVE RADIUS MUST PRIORITIZE PRODUCING SIGNIFICANT CASH FLOW

- **The strategy we have outlined to REINVIGORATE TYMLOS and DISCONTINUE RAD011 DEVELOPMENT/SPEND also puts Radius in a position to service its financial obligations (a near term issue given the strategic blunder)**
- **The Company has over $330M of debt on its balance sheet with future minimum payments coming due as soon as 2023**
- **Our strategy puts Radius in a position of financial strength by taking sequential steps to realign the Company**
  - Radius has all the capabilities today to produce significant cash flow, but we believe this potential is trapped due to the Company's focus on RAD011 and lack of focus on TYMLOS
  - By discontinuing RAD011, Radius can prioritize cash flow to pay down its financial obligations
- **By taking it one step at a time, Radius can then look to begin reinvesting in pipeline assets that are synergistic to TYMLOS and have a high probability of success**

Convertible Note ($ in 000s) Due September 1, 2024	Future Minimum Payments
2022	$5,783
2023	$5,783
2024 and thereafter	$198,535
Total Minimum Payments	**$210,101**
Less: Interest	($17,348)
Less: Debt discount and issuance costs, net	($2,274)
Less: Current portion	$0
Convertible Notes	**$190,479**

Term Loan ($ in 000s) Due June 1, 2024	Future Minimum Payments
2022	$11,625
2023	$61,302
2024 and thereafter	$102,260
Total Minimum Payments	**$175,187**
Less: Interest	($25,187)
Less: Unamortized issuance costs	($1,735)
Less: Current portion	$0
Long Term Debt	**$148,265**

Source: Company filings and press releases



Appendix

Our Nominees

Ann MacDougall



Ann MacDougall, age 69, currently serves as the Chief Executive Officer of The Dunollie Fund, a family impact investment fund that she co-founded in January 2018. She has served as a Senior Advisor to Encore.org ("Encore"), a national non-profit that promotes second act careers, since November 2017, and previously served as Encore's President, from January 2014 through October 2017. In 2013, Ms. MacDougall was a Fellow at the Harvard University Advanced Leadership Initiative. Prior to that, she held several senior roles at Acumen Fund ("Acumen"), a global impact investment fund focused on goods and services for low-income consumers, including most recently as Acumen's Chief Operating Officer, from 2007 to 2012. Prior to Acumen, Ms. MacDougall had a long career as a Partner managing legal matters at PricewaterhouseCoopers LLP ("PwC"), a global accounting firm, from 1994 to 2007, including as U.S. General Counsel and member of the 10-person U.S. Management Committee and stint in Paris as PwC's Global Deputy General Counsel. Ms. MacDougall currently serves on the boards of directors of Opiant Pharmaceuticals, Inc. (NASDAQ: OPNT), a specialty pharmaceutical company focused on addiction and overdose, since May 2016, where she chairs the Compensation Committee, serves as a member of Nominating and Corporate Governance Committee and has served on the Audit Committee, and Alopexx, Inc., a clinical stage biotechnology company which has filed an S-1 Registration Statement to be listed on The Nasdaq Capital Market, since August 2021, where she serves as a Director Nominee, Nominee Chair of the Compensation Committee and Nominating and Governance Committee and a Nominee for the Audit Committee; and Atmos XR, Inc., a private Internet of Things (IoT) company, since October 2017. She is also an advisor to Nuvo Assets Inc., a rare earths and metals company, since May 2021, and is on the Investment Committee of the Builders Fund, a growth-stage impact investment fund, since September 2020. Ms. MacDougall has also served on the board of directors of Progenics Pharmaceuticals, Inc. (formerly NASDAQ: PGNX), a biopharmaceutical company, from November 2019 until it was acquired by Lantheus Holdings, Inc. in June 2020, where she served as interim chair of the board of directors, chaired the Nominating and Corporate Governance Committee and served on the Compensation Committee. In her volunteer capacity, Ms. MacDougall serves on the Audit Committee of the Lycée Français de New York and as board member and chair of the Governance Committee of Strong Minds, a non-profit tackling mental illness in Africa. She is on the Advisory Boards of Global Citizen Year, a U.S. education non-profit organization; Equality Now, a global women's rights non-organization; The Harvard Advanced Leadership Coalition; and the Global Leadership Council of the World Research Institute, a sustainability research group working with governments and large companies across the world. Ms. MacDougall earned her B.A. in Theatre at Tufts University and her J.D. at Brooklyn Law School.

We believe Ms. MacDougall's management, operational, governance, Environment, Social and Governance and legal experience and her prior experience on the boards and governance, audit and compensation committees of pharmaceutical companies well qualifies her to serve on the Board.

Cynthia L. Flowers



Cynthia L. Flowers, age 62, currently serves as a Principal of EIR Advisory LLC, a life sciences strategic advisory and investment firm, since May 2018. Ms. Flowers served as the President and Chief Executive Officer of the North America division of Ipsen Biopharmaceuticals, Inc. ("Ipsen"), a biopharmaceutical company, from 2014 to November 2017. From 2011 to 2013, Mr. Flowers served on a consulting basis in interim executive and advisory roles for a number of biotech and specialty pharmaceutical companies. From 2008 to 2010, Ms. Flowers served as President of the North American division of Eisai Co., Ltd. (TYO: 4523), a global pharmaceutical company based in Japan. Ms. Flowers served as Vice President and General Manager of U.S. Oncology at Amgen Inc. (NASDAQ: AMGN) ("Amgen"), a biopharmaceutical company, from 2005 to 2008, and as Amgen's Executive Director of the U.S. Oncology Business Unit, from 2003 to 2005. She also previously held multiple commercial roles at Johnson & Johnson (NYSE: JNJ), a multinational medical devices, pharmaceuticals and consumer-packaged goods company, and at its pharmaceuticals subsidiary, Janssen Pharmaceutica, Inc., from 1985 to 2003. Ms. Flowers began her career as an oncology and critical care nurse. Ms. Flowers currently serves on the boards of directors of Hikma Pharmaceuticals plc (LSE: HIK), a multinational generics company focused on oncology injectables, since June 2019, Caladrius Biosciences Inc. (NASDAQ: CLBS), a clinical stage-stage biopharmaceutical company targeting cardiovascular and autoimmune diseases, since November 2018, and G1 Therapeutics Inc. (NASDAQ: GTHX), a clinical stage biopharmaceutical company focused in oncology, since June 2018. Ms. Flowers has also served on the boards of directors of Relevate Health, LLC, a healthcare digital marketing agency, since March 2021, and EternaTear Inc., an eyecare company engaged in the production of artificial tear products, since July 2020. Ms. Flowers previously served on the boards of directors of Nanoform Finland PLC (HEL: NANOFH), a nanoparticle manufacturing company, from September 2020 to June 2021, and Kadmon Holdings, Inc. (formerly NYSE: KDMN), a clinical stage biopharmaceutical company, from January 2019 until its acquisition by Sanofi S.A. in November 2021. She currently serves as a Wharton Business School Leadership Advisor and has previously held positions on numerous other corporate and non-profit boards, including the Women's Leadership Advisory Board at Harvard University's John F. Kennedy School of Government, The Eshelman Innovation Fund, the Sarah Cannon Oncology Research Institute, CenterLight Health Systems and Amerifit Inc. Ms. Flowers received her B.S.N. from the University of Delaware and her Executive M.B.A. from the Wharton School of the University of Pennsylvania.

We believe Ms. Flowers' experience in the life sciences, biotechnology and pharmaceutical industries, public company board experience and her knowledge of strategic and operational leadership priorities and corporate development matters make her well-qualified to serve on the Board.

Dr. Eric Ende



Dr. Eric J. Ende, age 54, currently serves as the President of Ende BioMedical Consulting Group, Inc., a privately-held consulting company which is focused on helping life sciences companies raise capital, identify licensing partners, and optimize corporate structure as well as analyzing both private and public investment opportunities for clients within the life sciences industry, a position he has held since 2009. Dr. Ende has also served on the board of directors of each of NeuBase Therapeutics, Inc. (NASDAQ: NBSE), a biopharmaceutical company, since January 2022, Avadel Pharmaceuticals plc (NASDAQ: AVDL), a specialty pharmaceutical company, since December 2018, where he chairs the Nominating and Corporate Governance Committee and serves on the Audit and Compensation Committees, and Matinas BioPharma Holdings, Inc. (NYSE AMERICAN: MTNB), a clinical-stage biopharmaceutical company, since April 2017, where he chairs the Compensation Committee and serves on the Audit and Nominating and Corporate Governance Committees. Dr. Ende has also served on the Technology Transfer Committee of Mount Sinai Innovation Partners, which develops Mount Sinai discoveries and innovations, since March 2015. Dr. Ende served on the board of directors of Progenics Pharmaceuticals, Inc. (formerly NASDAQ: PGNX), a biopharmaceutical company, from November 2019 until it was acquired by Lantheus Holdings, Inc. in June 2020, where he chaired the Compensation Committee and served on the Audit and Science Committees. From January 2015 to October 2016, he served as Chairman of the Unsecured Creditor's Committee in the bankruptcy of Egenix, Inc. Dr. Ende also previously served on the board of directors of Genzyme Corp. (formerly NASDAQ: GENZ), a biotechnology company, from 2010 until it was acquired by Sanofi-Aventis in 2011. Earlier in his career, he served as the senior biotechnology analyst at Merrill Lynch, from 2002 until 2008; as the senior biotechnology analyst at Bank of America Securities from 2000 through 2002; and as a biotechnology analyst at Lehman Brothers from 1997 to 2000. During Dr. Ende's career as a biotechnology analyst, he was named to Institutional Investor's All-America Equity Research Team six times as well as to The Greenwich Survey list of top analysts. Dr. Ende received a Master's in Business Administration in Finance and Accounting from NYU - Stern Business School, a Doctor of Medicine degree from Mount Sinai School of Medicine in 1994, and a Bachelor's of Science degree in Biology and Psychology from Emory University in 1990.

We believe that Dr. Ende is qualified to serve on the Board due to his over 20 years of experience in the pharmaceutical and life sciences industries, including as President of Ende BioMedical Consulting Group and as a biotechnology analyst, and his prior public company board experience.



Appendix

Background to Solicitation

Background to Solicitation

The following is a chronology of material events leading up to this proxy solicitation:

- In early 2020, Velan and Repertoire became interested in a potential investment in the Company and began conducting investment due diligence with respect to the Company.

- On March 4, 2020, Deepak Sarpangal, the Founder and Managing Partner of Repertoire Partners (who was also a Co-Managing Member of the former general partner of Velan Capital from December 2019 to September 2020), met with Jesper Hoeiland, then the Company's President, Chief Executive Officer and a director, Jose (Pepe) Carmona, then the Company's Chief Financial Officer and Treasurer, and Elhan Webb, then the Company's Head of Investor Relations and External Communications, at the Cowen Health Care Conference in Boston, Massachusetts. The parties discussed the Company generally.

- On March 25, 2020, Mr. Sarpangal met telephonically with Mr. Carmona and Ms. Webb. The parties discussed the Company generally.

- In April 2020, Velan made its initial investment in the Company due to its belief that the Company's shares were deeply undervalued.

- On April 28, 2020, the Company announced that G. Kelly Martin was appointed as the Company's President, Chief Executive Officer and a director, effective immediately, succeeding Mr. Hoeiland.

- In July 2020, Repertoire made its initial investment in the Company due to its belief that the Company's shares were deeply undervalued.

- On August 10, 2020, representatives of Velan and Repertoire met telephonically with Mr. Carmona and Ms. Webb. The parties discussed the Company generally.

- On September 10, 2020, representatives of Velan and Repertoire met telephonically with Mr. Carmona and Ms. Webb. The parties discussed the Company generally.

- On September 24, 2020, the Company announced the appointment of Dan Dolan as the Company's Principal Financial Officer, Principal Accounting Officer and Treasurer, effective immediately, succeeding Mr. Carmona.

- Later on September 24, 2020, representatives of Velan and Repertoire met telephonically with Mr. Martin and Ms. Webb to discuss organizational changes within the Company's finance function, including Mr. Carmona's departure, and other matters concerning the Company.

- On November 5, 2020, Mr. Sarpangal met telephonically with Salvador Grausso, the Company's Chief Commercial Officer, Peter Schwartzman, Vice President of the Company's Capital, Strategy and Transactions (CST) Group, Mr. Dolan and Ms. Webb. The parties discussed the Company's recent earnings report.

- On November 19, 2020, Mr. Dolan emailed Mr. Sarpangal to inform him that, as the Principal Financial Officer, he would be taking over the investor relations responsibilities from Ms. Webb following her departure the previous week.

- Also on November 19, 2020, Mr. Sarpangal emailed Messrs. Dolan and Schwartzman raising concerns about the Company's apparent inclination to refinance its existing convertible debt. Mr. Sarpangal expressed Repertoire's view that the existing convertible debt was attractive financing.

Background to Solicitation (cont.)

- On November 23, 2020, Mr. Sarpangal met telephonically with Messrs. Dolan and Schwartzman to discuss the Company's capital structure and financing considerations.

- On December 18, 2020, the Company announced the appointment of James Chopas as the Company's Principal Financial Officer, Principal Accounting Officer and Treasurer, effective December 15, 2020, succeeding Mr. Dolan.

- On March 8, 2021, Mr. Sarpangal met telephonically with Ethan Holdaway, the Company's Head of Investor Relations, and Mr. Schwartzman. The parties discussed the Company's $175 million credit financing transaction and acquisition of the RAD011 orphan disease program.

- On August 26, 2021, the Company announced that Mr. Chopas tendered his resignation on August 23, 2021, effective as of August 26, 2021. The Company also announced that the Board appointed Steven Helwig to succeed Mr. Chopas as the Company's interim Principal Financial Officer, interim Principal Accounting Officer and interim Treasurer.

- On January 10, 2022, Mr. Sarpangal met telephonically with Messrs. Holdaway and Schwartzman. The parties discussed the Company generally.

- On February 15, 2022, Velan Capital and Repertoire Partners entered into a Group Agreement (the "Group Agreement"), which sets forth certain agreements among the parties with respect to their intention to jointly coordinate their activities with respect to the Company.

- On March 1, 2022, representatives of the Velan-Repertoire Group had a call with representatives of the Company, including, among others, Messrs. Martin, Holdaway and Schwartzman. During the call, the Velan-Repertoire Group notified the Company that it would be filing a Schedule 13D with respect to the Company in a few days and expressed a desire to further discuss matters related to the Company's governance, management and strategy in a constructive manner.

- On March 7, 2022, the Velan-Repertoire Group filed a Schedule 13D disclosing aggregate beneficial ownership of approximately 5.8% of the outstanding shares of Common Stock and aggregate economic exposure to approximately 8.2% of the outstanding shares of Common Stock.

- Also on March 7, 2022, Mr. Sarpangal emailed Messrs. Martin, Holdaway and Schwartzman in furtherance of maintaining constructive discussions. Mr. Sarpangal noted the upcoming March 11th nomination deadline in connection with the Annual Meeting and explained that the Velan-Repertoire Group would be happy to continue with a private dialogue and hold off on delivering nominations if the Company extended the nomination deadline.

- On March 10, 2022, Owen Hughes, Chairman of the Board, emailed the Velan-Repertoire Group to coordinate a call with him, director Catherine Friedman and the Company's in-house legal counsel. The parties had multiple calls during the day. The Velan-Repertoire Group communicated its desire to maintain a private and constructive dialogue, and suggested that the nomination deadline be delayed to avoid mandatory public disclosure of its nominations due to its status as a Schedule 13D filer. Mr. Hughes proposed to delay the nomination deadline and have the parties continue their discussions under the protection of a confidentiality agreement ("NDA"). The Velan-Repertoire Group agreed in principle to this approach with the understanding that the nomination deadline would be extended to enable the parties to effectively negotiate the terms of the NDA.

- Next on March 10, 2022, the Velan-Repertoire Group's legal counsel ("Group Counsel") had a call with Kim Clarke, the Company's General Counsel, and the Company's outside legal counsel ("Company Counsel"). The parties discussed the proposed extension of the nomination deadline and NDA. Group Counsel made clear the Velan-Repertoire Group's position that the nomination deadline would need to be extended prior to the negotiation and execution of an NDA given the March 11th nomination deadline.

Background to Solicitation (cont.)

- Later on March 10, 2022, Ms. Clarke emailed Group Counsel explaining that the Company wants an executed NDA before extending the nomination deadline. The Velan-Repertoire Group believed that the Company was attempting to run out the clock on the nomination window and was concerned that the NDA may include onerous and unsatisfactory provisions given the Company's unwillingness to extend the nomination deadline prior to the execution of the NDA.

- Subsequently on March 10, 2022, Group Counsel responded to Ms. Clarke's email informing her that the Company's proposed approach does not work for the Velan-Repertoire Group and that it intended to submit director nominations tomorrow, and then discussions could be picked up thereafter once its rights were preserved.

- On March 11, 2022, the Velan-Repertoire Group delivered a letter to the Company (the "Nomination Letter"), in accordance with its Amended and Restated Bylaws (the "Bylaws"), nominating Dr. Eric J. Ende, R. John Fletcher, Cynthia L. Flowers and Ann MacDougall for election to the Board at the Annual Meeting. In the Nomination Letter, the Velan-Repertoire Group stated its belief that the terms of three Class II directors currently serving on the Board expire at the Annual Meeting, and, if this remains the case, the Velan-Repertoire Group intends to withdraw one of its Nominees.

- On March 15, 2022, the Velan-Repertoire Group filed an amendment to its Schedule 13D disclosing the delivery of the Nomination Letter.

- On March 16, 2022, the Company announced the appointment of Mike Conley as the Company's Vice President, Chief Financial Officer and Treasurer, effective as of March 15, 2022.

- On March 25, 2022, Company Counsel contacted Group Counsel and the parties discussed the situation. Company Counsel inquired whether the Velan-Repertoire Group would make one or two of its candidates available for interviews, while clarifying that the Company does not know which candidates it would like to interview yet.

- Subsequently on March 25, 2022, Group Counsel informed Company Counsel that the Velan-Repertoire Group is happy to make its candidates available for interviews once a settlement framework is in place.

- On April 18, 2022, the Velan-Repertoire Group filed an amendment to its Schedule 13D disclosing a reorganization of certain Velan entities and aggregate beneficial ownership of approximately 6.6% of the outstanding shares of Common Stock and aggregate economic exposure to approximately 9.1% of the outstanding shares of Common Stock.

- Also on April 18, 2022, the Velan-Repertoire Group filed its preliminary proxy statement in connection with the Annual Meeting.

- On April 19, 2022, Velan sent the Company a demand pursuant to Section 220 of the Delaware General Corporation Law to inspect certain stockholder list materials and related information in connection with the Annual Meeting (the "Stockholder List Demand").

- On April 25, 2022, Company Counsel responded to the Stockholder List Demand and provided a proposed confidentiality agreement in connection therewith. The confidentiality agreement was executed on April 27, 2022 and the Company first provided materials in response to the Stockholder List Demand on May 3, 2022.

Background to Solicitation (cont.)

- On May 20, 2022, the Company announced the unilateral appointments to the Board of Jennifer A. Jarrett and Susan Vissers Lisa as Class I and Class III directors, respectively, neither class of which is up for election at the Annual Meeting. The Company also announced a proposal to reduce the vote required to amend the Restated Certificate of Incorporation and Bylaws from a supermajority to a majority of the shares outstanding, subject to stockholder approval at the Annual Meeting, and the adoption of a "proxy access" provision in the Bylaws.

- Also on May 20, 2022, the Company filed its preliminary proxy statement in connection with the Annual Meeting, which became publicly available on May 23, 2022.

- On May 24, 2022, the Velan-Repertoire Group delivered a letter notifying the Company of the withdrawal of Mr. Fletcher as a nominee for election to the Board at the Annual Meeting given the Company's public disclosure that three seats are up for election at the Annual Meeting.

- On May 24, 2022, the Velan-Repertoire Group filed a revised preliminary proxy statement in connection with the Annual Meeting.

- On May 25, 2022, the Velan-Repertoire Group filed an amendment to its Schedule 13D disclosing the withdrawal of Mr. Fletcher as a nominee for election to the Board and aggregate beneficial ownership of approximately 7.2% of the outstanding shares of Common Stock and aggregate economic exposure to approximately 9.7% of the outstanding shares of Common Stock.

- On June 6, 2022, the Company filed its definitive proxy statement in connection with the Annual Meeting.

- On June 6, 2022, the Velan-Repertoire Group filed its definitive Proxy Statement in connection with the Annual Meeting.



Appendix

Our Perspective on Radius' Peers

Our Perspective on Radius' Peers

- **We selected commercial-stage companies similar in size, scale, and strategy to Radius**
  - Catalyst, Collegium, Harmony, Travere and Vanda are commercial-stage specialty pharmaceutical companies

- **These peers have overcome their own challenges during this period but their focus on commercial execution has differentiated their performance from Radius**
  - Excluded from this analysis is one outlier, BioCryst, which has outperformed (5x+ increase in stock price) due to strong commercial performance despite pipeline setbacks and uncertainty

- **We believe Radius' ongoing cash burn and slowing growth is attributed to a lack of Board oversight, which has created this disparity in value**

INDEXED STOCK PERFORMANCE SINCE APRIL 2020



COMPARISON OF FINANCIAL METRICS AS OF 3/7/22

	Accumulated Deficit (3/31)	LTM Sales (3/31)	Market Cap	EV/Sales
CPRX	($16)	$154	$794	4.2x
COLL	($269)	$273	$586	2.9x
HRMY	($432)	$331	$2,545	7.6x
TVTX	($812)	$227	$1,667	5.8x
VNDA	($171)	$266	$619	2.3x
RDUS	($1,386)	$217	$398	2.9x

Source: FactSet; market valuation figures calculated as of March 7, 2022 (representing the unaffected price on the day we filed our initial Schedule 13D)



Appendix

Feedback from Proxy Advisory Firms

ISS Feedback

- **Institutional Shareholder Services Inc. (ISS) is a leading proxy advisory firm focused on corporate governance**
- **In 2019, ISS recommended voting AGAINST Catherine Friedman and Jean-Pierre Garnier**
- **The report highlights the level of Board entrenchment that has taken place at Radius and the continued negative impacts to stockholders as a result**

"AGAINST votes are warranted for Catherine Friedman and Jean-Pierre Garnier given the board's failure to remove, or subject to a sunset requirement, the supermajority vote requirement to enact certain changes to the governing documents and the classified board, <u>each of which adversely impacts shareholder rights</u>."

"A classified board prevents shareholders from holding directors accountable on an annual basis, can entrench management, and can deter takeovers and proxy contests. The supermajority vote requirement could lock in provisions that may not be in <u>shareholders' best interests and may prevent future shareholders from effecting change</u>."

2019 VOTING RESULTS

Item	Code	Proposal	Board Rec.	ISS Rec.
MANAGEMENT PROPOSALS				
1a	M0201	Elect Director Catherine J. Friedman	FOR	AGAINST
1b	M0201	Elect Director Jean-Pierre Garnier	FOR	AGAINST

Source: 2019 ISS report

ISS Feedback (cont.)

- **The 2021 ISS report continues to show similar trends from previous reports**

  — Entrenchment and negative impacts to stockholders

- **Radius continues to neglect recommendations from a leading proxy advisor**

  — We find this extremely disappointing and contrary to good corporate governance practices

2021 ISS FEEDBACK

*"The board **failed to remove**, or subject to a sunset requirement, the supermajority vote requirement to enact certain changes to the governing documents and the classified board, **each of which adversely impacts shareholder rights**."*

*"The board adopted an **unduly restrictive** federal forum selection bylaw and has not submitted it for shareholder approval."*

*"**As discussed in last year's analysis**, several charter or bylaw provisions were in place at the time of the company's IPO in June 2014 that **fall short of what many investors would consider as best governance practice**. These provisions include a classified board and a vote requirement of two-thirds of outstanding shares to adopt, amend or repeal the bylaws or certain provisions of the charter."*

*"A classified board **prevents shareholders from holding directors accountable on an annual basis**, can **entrench management, and can deter takeovers and proxy contests**. The supermajority vote requirement could lock in provisions that may not be in shareholders' best interests and may prevent future shareholders from effecting change."*

Source: 2021 ISS report

Glass Lewis Feedback

- **Ms. Friedman and Dr. Garnier have demonstrated that their participation on the Compensation Committee was more important than driving long-term business strategy**

  — Dr. Garnier is also the Chair of the Compensation Committee

- **Given their shortfall on the Strategy Committee, we wonder how they have done as it relates to the Company's compensation practices**

- **Glass Lewis, a leading proxy advisory firm focused on corporate governance, recommended voting AGAINST the Board's proposal for executive compensation in 2021**

  — The 2021 report cited concerns such as "excessive grants" and "concerning pay practices"

2021 GLASS LEWIS FEEDBACK

- **Glass Lewis highlights that the Company has not established executive stock ownership requirements**

- **We view this as a corporate governance failure and a shortfall by the Compensation Committee**

  — We believe this weakness stems from the culture instilled within the organization under the leadership of the incumbent Board

GLASS LEWIS ANALYSIS

This proposal seeks shareholder approval of a non-binding, advisory vote on the Company's executive compensation. Glass Lewis believes firms should fully disclose and explain all aspects of their executives' compensation in such a way that shareholders can comprehend and analyze the company's policies and procedures. In completing our assessment, we consider, among other factors, the appropriateness of performance targets and metrics, how such goals and metrics are used to improve Company performance, the peer group against which the Company believes it is competing, whether incentive schemes encourage prudent risk management and the board's adherence to market best practices. Furthermore, we also emphasize and evaluate the extent to which the Company links executive pay with performance.

PROGRAM FEATURES [1]

POSITIVE
- STIP performance-based
- LTIP performance-based
- STI-LTI payout balance
- No single-trigger CIC benefits
- Anti-Hedging Policy
- Clawback policy for NEOs

NEGATIVE
- Substantial sign-on payments
- No relative metrics under LTIP
- Insufficient disclosure of LTIP performance goals
- No executive stock ownership requirements
- LTIP performance formula based on simple hurdle

[1] Both positive and negative compensation features are ranked according to Glass Lewis' view of their importance or severity

Source: 2021 Glass Lewis report